Product supplement no. MS-6-I
To prospectus dated November 14, 2011 and
prospectus supplement dated November 14, 2011

Registration Statement No. 333-177923
Dated October 3, 2012
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Equity LinKed Securities ("ELKS®") Linked to the Common Stock of an Underlying Equity Issuer

General

- JPMorgan Chase & Co. may from time to time offer and sell Equity LinKed Securities, which we refer to as ELKS®, that are linked to the common stock of an issuer, which we refer to as the underlying equity. As used in this product supplement, the term "common stock" includes securities issued through depositary arrangements that represent non-U.S. equity securities, such as American depositary shares, or ADSs. If the underlying equity is an ADS, the term "issuer" refers to the issuer of the shares underlying the ADS. This product supplement no. MS-6-I describes terms that will apply generally to the ELKS, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the ELKS, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described in this product supplement or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- The ELKS are unsecured and unsubordinated obligations of JPMorgan Chase & Co. **Any payment on the ELKS is subject to the credit risk of JPMorgan Chase & Co.**
- We will pay coupons at the coupon rate specified in the relevant terms supplement. However, **the ELKS do not guarantee any return of principal at maturity**. Instead, the payment at maturity will be based on the performance of the underlying equity during the term of the ELKS. In addition, under the circumstances described below, for each ELKS, you may receive at maturity, in addition to any accrued and unpaid coupons, a predetermined number of shares of the underlying equity or, at our election, the cash value thereof based on the closing price of one share of the underlying equity on the valuation date rather than the stated principal amount of the ELKS. **The market value of the number of shares of the underlying equity delivered to you as the equity ratio or the cash value will most likely be less than the stated principal amount of your ELKS and may be zero.**
- For important information about tax consequences, see "Material U.S. Federal Income Tax Consequences" beginning on page PS-33.
- Minimum denominations of $10 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- Investing in the ELKS is not equivalent to investing directly in the underlying equity.
- The ELKS will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Underlying equity:	As specified in the relevant terms supplement.
Payment at maturity:	The payment at maturity, in excess of any accrued and unpaid coupons, will be based on the performance of the underlying equity.

Unless otherwise specified in the relevant terms supplement, if:

- for ELKS with trading price monitoring, the trading price of one share of the underlying equity has not decreased to or below the downside threshold price at any time during the period from but excluding the pricing date to and including the valuation date; or
- for ELKS with closing price monitoring, the closing price of one share of the underlying equity has not decreased to or below the downside threshold price on any day during the period from but excluding the pricing date to and including the valuation date; or
- for ELKS with single observation monitoring, the closing price of one share of the underlying equity is above the downside threshold price on the valuation date,

at maturity you will receive $10 for each ELKS *plus* any accrued and unpaid coupons.

If:

- for ELKS with trading price monitoring, the trading price of one share of the underlying equity has decreased to or below the downside threshold price at any time during the period from but excluding the pricing date to and including the valuation date; or
- for ELKS with closing price monitoring, the closing price of one share of the underlying equity has decreased to or below the downside threshold price on any day during the period from but excluding the pricing date to and including the valuation date; or
- for ELKS with single observation monitoring, the closing price of one share of the underlying equity is at or below the downside threshold price on the valuation date,

at maturity you will receive, in addition to any accrued and unpaid coupons, instead of the stated principal amount of your ELKS, the number of shares of the underlying equity equal to the equity ratio (or, at our election, the cash value) for each ELKS. If you receive shares of the underlying equity, fractional shares will be paid in cash.

The market value of the shares of the underlying equity delivered to you as the equity ratio (or the cash value) will most likely be less than the stated principal amount of your ELKS and may be zero. Accordingly, you may lose up to the entire stated principal amount of your ELKS.

The relevant terms supplement will specify whether trading price, closing price or single observation monitoring is applicable to the ELKS or, alternatively, may specify another method for monitoring the underlying equity.

(continued on next page)

Investing in the ELKS involves a number of risks. See "Risk Factors" beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ELKS or passed upon the accuracy or the adequacy of this product supplement no. MS-6-I, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The ELKS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

October 3, 2012

"ELKS®" is a registered service mark of Citigroup Global Markets Inc.

Key terms (continued)

Coupon rate: A per annum rate specified in the relevant terms supplement

Equity ratio: $10 *divided* by the initial equity price. The initial equity price (and, therefore, the equity ratio) is subject to adjustment upon the occurrence of certain corporate events affecting the underlying equity. See "General Terms of ELKS — Anti-Dilution Adjustments" and "General Terms of ELKS — Reorganization Events."

Cash value: The amount in cash equal to the product of (a) $10 *divided* by the initial equity price and (b) the closing price of one share of the underlying equity on the valuation date. The initial equity price (and, therefore, the cash value) is subject to adjustment upon the occurrence of certain corporate events affecting the underlying equity. See "General Terms of ELKS — Anti-Dilution Adjustments" and "General Terms of ELKS — Reorganization Events."

Downside threshold price: As specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the downside threshold price is equal to 80% of the initial equity price. The initial equity price (and, therefore, the downside threshold price) for the underlying equity is subject to adjustment upon the occurrence of certain corporate events affecting the underlying equity. See "General Terms of ELKS — Anti-Dilution Adjustments" and "General Terms of ELKS — Reorganization Events."

Initial equity price: Unless otherwise specified in the relevant terms supplement, the closing price of one share of the underlying equity on the pricing date or such other date as specified in the relevant terms supplement, *divided* by the stock adjustment factor. The initial equity price is subject to adjustment upon the occurrence of certain corporate events affecting the underlying equity. See "General Terms of ELKS — Anti-Dilution Adjustments" and "General Terms of ELKS — Reorganization Events."

Stock adjustment factor: Unless otherwise specified in the relevant terms supplement, the stock adjustment factor will be set initially at 1.0 on the pricing date, subject to adjustment upon the occurrence of certain corporate events affecting the underlying equity. See "General Terms of ELKS — Anti-Dilution Adjustments."

Coupon payment dates: As specified in the relevant terms supplement, *provided* that the final coupon payment date will be the maturity date. Each coupon payment date is subject to postponement as described under "Description of ELKS — Postponement of a Payment Date."

Valuation date: As specified in the relevant terms supplement, subject to postponement in the event of certain market disruption events and as described under "Description of ELKS — Postponement of the Valuation Date."

Maturity date: As specified in the relevant terms supplement, subject to postponement in the event of certain market disruption events and as described under "Description of ELKS — Postponement of a Payment Date."

TABLE OF CONTENTS

Page

Description of ELKS..PS-1
Risk Factors...PS-7
Use of Proceeds and Hedging..PS-19
The Underlying Equity...PS-20
General Terms of ELKS PS-21
Material U.S. Federal Income Tax Consequences PS-33
Underwriting (Conflicts of Interest) PS-39
Notice to Investors PS-41
Benefit Plan Investor Considerations PS-49

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, this product supplement no. MS-6-I and the accompanying prospectus supplement and prospectus with respect to the ELKS offered by the relevant terms supplement and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.   This product supplement no. MS-6-I, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contains the terms of the ELKS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours, or any written materials prepared by any Agent (as defined in "Underwriting" below). The information in the relevant terms supplement, this product supplement no. MS-6-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The ELKS described in the relevant terms supplement and this product supplement no. MS-6-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of Financial Industry Regulatory Authority, Inc., or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the ELKS. The relevant terms supplement, this product supplement no. MS-6-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the ELKS in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. MS-6-I, the relevant terms supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF ELKS

The following description of the terms of the ELKS supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply to specific issuances of the ELKS, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. MS-6-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "ELKS" refers to each of our Equity LinKed Securities ("ELKS®") Linked to the Common Stock of an Underlying Equity Issuer with a principal amount equal to the stated principal amount (as defined below).

General

The ELKS are unsecured and unsubordinated obligations of JPMorgan Chase & Co. that are linked to the common stock of an issuer as specified in the relevant terms supplement (the "**underlying equity**"). As used in this product supplement, the term "**common stock**" includes securities issued through depositary arrangements that represent non-U.S. equity securities, such as American depositary shares ("**ADSs**"). If the underlying equity is an ADS, the term "**issuer,**" in reference to the underlying equity, refers to the issuer of the shares underlying the ADS. We refer to the common stock represented by an ADS as an "ADS reference stock." The ELKS are a series of debt securities referred to in the accompanying prospectus supplement and prospectus. The ELKS will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The ELKS offer a higher coupon rate than the yield that we believe would be payable on a conventional debt security with the same maturity issued by us. **However, the ELKS do not guarantee any return of principal at maturity; therefore, you must be aware of the risk that you may lose some or all of the stated principal amount of your ELKS at maturity**. Regardless of whether you receive at maturity your stated principal amount, the number of shares of the underlying equity equal to the equity ratio or, at our election, the cash value (as described under "— Payment at Maturity"), you will be entitled to periodic coupon payments on the stated principal amount of your ELKS as specified in the relevant terms supplement. **Any payment on the ELKS is subject to the credit risk of JPMorgan Chase & Co.**

The ELKS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The ELKS are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The ELKS will be issued in denominations of $10 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The stated principal amount and issue price of each ELKS are $10, unless otherwise specified in the relevant terms supplement. The ELKS will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the accompanying prospectus supplement and "Forms of Securities — Book -Entry System" in the accompanying prospectus.

The terms of specific issuances of the ELKS will be described in the relevant terms supplement accompanying this product supplement no. MS-6-I. The terms described in that terms supplement will supplement those described in this product supplement and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described in this product supplement or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Coupon Payments

Unless otherwise specified in the relevant terms supplement, the coupon payment due on each coupon payment date for each ELKS will be calculated as follows:

$10 × coupon rate × 1 / number of coupon payment dates per year

where the number of coupon payment dates per year is determined by the frequency of the coupon payment dates and how many coupon payment dates would occur over the course of a full year, regardless of the actual term of the ELKS.

The ELKS will bear coupons at the per annum rate specified in the relevant terms supplement (the "**coupon rate**"). Coupons will accrue from and including the issue date of the ELKS to but excluding the maturity date. Coupons will be payable in arrears on each coupon payment date to and including the maturity date to the holders of record at the close of business on the business day prior to that coupon payment date, unless otherwise specified in the relevant terms supplement.

The "**coupon payment dates**" will be specified in the relevant terms supplement, *provided* that the final coupon payment date will be the maturity date. Each coupon payment date is subject to postponement as described under "— Postponement of a Payment Date."

Payment at Maturity

Unless otherwise specified in the relevant terms supplement, if:

- for ELKS with trading price monitoring, the trading price of one share of the underlying equity has not decreased to or below the downside threshold price at any time during the period from but excluding the pricing date to and including the valuation date; or

- for ELKS with closing price monitoring, the closing price of one share of the underlying equity has not decreased to or below the downside threshold price on any day during the period from but excluding the pricing date to and including the valuation date; or

- for ELKS with single observation monitoring, the closing price of one share of the underlying equity is above the downside threshold price on the valuation date,

at maturity you will receive $10 for each ELKS *plus* any accrued and unpaid coupons.

If:

- for ELKS with trading price monitoring, the trading price of one share of the underlying equity has decreased to or below the downside threshold price at any time during the period from but excluding the pricing date to and including the valuation date; or

- for ELKS with closing price monitoring, the closing price of one share of the underlying equity has decreased to or below the downside threshold price on any day during the period from but excluding the pricing date to and including the valuation date; or

- for ELKS with single observation monitoring, the closing price of one share of the underlying equity is at or below the downside threshold price on the valuation date,

at maturity you will receive, in addition to any accrued and unpaid coupons, instead of the stated principal amount of your ELKS, the number of shares of the underlying equity equal to the equity ratio (or, at our election, the cash value) for each ELKS. If you receive shares of the underlying equity, fractional shares will be paid in cash.

The market value of the shares of the underlying equity delivered to you as the equity ratio (or the cash value) will most likely be less than the stated principal amount of your ELKS and may be zero. Accordingly, you may lose up to the entire stated principal amount of your ELKS.

The relevant terms supplement will specify whether trading price, closing price or single observation monitoring is applicable to the ELKS or, alternatively, may specify another method for monitoring the underlying equity.

The **"downside threshold price"** will be specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the downside threshold price is equal to 80% of the initial equity price. The initial equity price (and, therefore, the downside threshold price) for the underlying equity is subject to adjustment upon the occurrence of certain corporate events affecting the underlying equity. See "General Terms of ELKS — Anti-Dilution Adjustments" and "General Terms of ELKS — Reorganization Events."

Unless otherwise specified in the relevant terms supplement, the **"equity ratio"** will be equal to $10 *divided* by the initial equity price. The initial equity price (and, therefore, the equity ratio) is subject to adjustment upon the occurrence of certain corporate events affecting the underlying equity. See "General Terms of ELKS — Anti-Dilution Adjustments" and "General Terms of ELKS — Reorganization Events."

Unless otherwise specified in the relevant terms supplement, the **"cash value"** will be the amount in cash equal to the product of (a) $10 *divided* by the initial equity price and (b) the closing price of one share of the underlying equity on the valuation date. The initial equity price (and, therefore, the cash value) is subject to adjustment upon the occurrence of certain corporate events affecting the underlying equity. See "General Terms of ELKS — Anti-Dilution Adjustments" and "General Terms of ELKS — Reorganization Events."

Unless otherwise specified in the relevant terms supplement, **"initial equity price"** is the closing price of one share of the underlying equity on the pricing date or such other date as specified in the relevant terms supplement, *divided* by the stock adjustment factor. The initial equity price for the underlying equity is subject to adjustment upon the occurrence of certain corporate events affecting the underlying equity. See "General Terms of ELKS — Anti-Dilution Adjustments" and "General Terms of ELKS — Reorganization Events."

Unless otherwise specified in the relevant terms supplement, the **"stock adjustment factor"** will be set initially at 1.0 on the pricing date, subject to adjustment upon the occurrence of certain corporate events affecting the underlying equity. See "General Terms of ELKS — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, the **"trading price"** for one share of the underlying equity (or one unit of any other security for which a trading price must be determined) at any time on any relevant day means:

- if the underlying equity (or that security) is listed or admitted to trading on a national securities exchange, the most recently reported sale price, regular way, at that time during the principal trading session on that day on the principal U.S. securities exchange registered under the Securities Exchange Act of 1934, as amended (the **"Exchange Act"**), on which the underlying equity (or that security) is listed or admitted to trading;

- if the underlying equity (or that security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service (or any successor service) operated by Financial Industry Regulatory Authority, Inc. (the **"FINRA"**) (the **"OTC Bulletin Board"**), the most recently reported sale price at that time during the principal trading session on the OTC Bulletin Board on that day; or

- if the underlying equity (or that security) is issued by a foreign issuer and its trading price cannot be determined as set forth in the two bullet points above, and the underlying equity (or that security) is listed or admitted to trading on a non-U.S. securities exchange or market, the most recently reported sale price, regular way, at that time during the principal trading session on that day on the primary non-U.S. securities exchange or market on which the underlying equity (or that security) is listed or admitted to trading,

in each case subject to the provisions of "General Terms of ELKS — Reorganization Events."

Unless otherwise specified in the relevant terms supplement, the "**closing price**" for one share of the underlying equity (or one unit of any other security for which a closing price must be determined) on any relevant day means:

- if the underlying equity (or that security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of The NASDAQ Stock Market, the official closing price), of the principal trading session on that day on the principal U.S. securities exchange registered under the Exchange Act on which the underlying equity (or that security) is listed or admitted to trading;

- if the underlying equity (or that security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board, the last reported sale price of the principal trading session on the OTC Bulletin Board on that day;

- if the underlying equity (or that security) is issued by a foreign issuer and its closing price cannot be determined as set forth in the two bullet points above, and the underlying equity (or that security) is listed or admitted to trading on a non-U.S. securities exchange or market, the last reported sale price, regular way, of the principal trading session on that day on the primary non-U.S. securities exchange or market on which the underlying equity (or that security) is listed or admitted to trading; or

in each case subject to the provisions of "— Postponement of the Valuation Date" and "General Terms of ELKS — Reorganization Events."

The "**valuation date**" will be specified in the relevant terms supplement and is subject to adjustment as described under "— Postponement of the Valuation Date" below.

The "**maturity date**" will be specified in the relevant terms supplement and is subject to adjustment as described under "— Postponement of a Payment Date" below. In addition, the maturity date may be accelerated if there is an event of default. See "General Terms of ELKS — Payment upon an Event of Default."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable, if any, with respect to the ELKS on the applicable date or dates. We will give DTC irrevocable instructions and authority to pay the applicable amount to the holders of the ELKS entitled thereto.

A "**business day**" is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.

The "**calculation agent**" is the agent appointed by us to make certain calculations for the ELKS, which initially will be J.P. Morgan Securities LLC ("**JPMS**"). See "General Terms of ELKS — Calculation Agent" below. JPMS is our affiliate and may have interests adverse to yours. Please see "Risk Factors — Risks Relating to the ELKS Generally — We or our affiliates may have economic interests that are adverse to those of the holders of the ELKS due to JPMS's role as calculation agent."

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding ELKS by tender, in the open market or by private agreement.

Postponement of the Valuation Date

If the valuation date is not a trading day or if there is a market disruption event on the valuation date (any such day, a "**disrupted day**"), the valuation date will be postponed to the immediately succeeding business day that is not a disrupted day. In no event, however, will the valuation date be postponed to a date that is after the tenth business day following the valuation date, as originally scheduled (the "**final disrupted valuation date**").

If the valuation date has been postponed to the final disrupted valuation date and the final disrupted valuation date is a disrupted day, the calculation agent will determine the closing price of one share of the underlying equity for the valuation date on the final disrupted valuation date in good faith based on the calculation agent's assessment of the market value of one share of the underlying equity on the final disrupted valuation date.

Unless otherwise specified in the relevant terms supplement, with respect to the underlying equity, a "**trading day**" is a day, as determined by the calculation agent, on which trading is generally conducted on (i) the relevant exchange for the underlying equity and (ii) the exchanges on which futures or options contracts related to the underlying equity are traded; or, with respect to a security issued by a foreign issuer that is not listed or admitted to trading on a U.S. securities exchange or market, a day, as determined by the calculation agent, on which trading is generally conducted on the primary non-U.S. securities exchange or market on which that security is listed or admitted to trading.

Unless otherwise specified in the relevant terms supplement, "**relevant exchange**" means, with respect to the underlying equity, the primary U.S. exchange or market for trading for the underlying equity, or with respect to the ADS reference stock, the primary exchange or market for trading for the ADS reference stock, as specified in the relevant terms supplement.

Postponement of a Payment Date

In this product supplement, we refer to each coupon payment date and the maturity date as a "**Payment Date**."

If any scheduled Payment Date (as specified in the relevant terms supplement) is not a business day, then that Payment Date will be the next succeeding business day following the scheduled Payment Date. If, due to a market disruption event or otherwise, the valuation date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the valuation date, as postponed, unless otherwise specified in the relevant terms supplement. If any Payment Date is adjusted as the result of a non-business day, a market disruption event or otherwise, any payment of coupons due on that Payment Date will be made on that Payment Date, as adjusted, with the same force and effect as if that Payment Date had not been adjusted, but no additional coupon will accrue or be payable as a result of the delayed payment.

No Fractional Shares

If we deliver shares of the underlying equity to you at maturity, we will pay cash in lieu of delivering any fractional share of the underlying equity in an amount equal to the product of the closing price of one share of the underlying equity *multiplied* by the fractional amount as determined by the calculation agent on the valuation date.

Delivery of Shares of the Underlying Equity

    We may designate any of our affiliates to deliver any shares of the underlying equity or any Exchange Property (as defined in "General Terms of ELKS — Reorganization Events — The Exchange Property") pursuant to the terms of the ELKS and we will be discharged of any obligation to deliver those shares of the underlying equity or Exchange Property to the extent of such performance by our affiliates. Reference in this product supplement to delivery of shares of the underlying equity or any Exchange Property by us will also be deemed to include delivery of those shares or Exchange Property by our affiliates.

RISK FACTORS

Your investment in the ELKS will involve certain risks. The ELKS pay coupons as specified in the relevant terms supplement but do not guarantee any return of principal at maturity. Investing in the ELKS is not equivalent to investing directly in the underlying equity. In addition, your investment in the ELKS entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the ELKS is suitable for you.**

Risks Relating to the ELKS Generally

Your investment in the ELKS may result in a loss.

The ELKS do not guarantee any return of principal. We will pay you your principal back at maturity only if:

- for ELKS with trading price monitoring, the trading price of one share of the underlying equity **has not** decreased to or below the downside threshold price at any time during the period from but excluding the pricing date to and including the valuation date; or

- for ELKS with closing price monitoring, the closing price of one share of the underlying equity has not decreased to or below the downside threshold price on any day during the period from but excluding the pricing date to and including the valuation date; or

- for ELKS with single observation monitoring, the closing price of one share of the underlying equity is above the downside threshold price on the valuation date.

Assuming closing price monitoring applies, if the closing price of one share of the underlying equity has decreased to or below the downside threshold price on any day during the period from but excluding the pricing date to and including the valuation date, you will receive at maturity a number of shares of the underlying equity equal to the equity ratio (or at our election, the cash value). **The market value of the shares of the underlying equity delivered to you as the equity ratio (or the cash value) will most likely be less than the stated principal amount of your ELKS and may be zero. Accordingly, you may lose up to the entire stated principal amount of your ELKS.**

The ELKS are subject to the credit risk of JPMorgan Chase & Co.

The ELKS are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the ELKS. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the ELKS, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the ELKS. If we were to default on our payment obligations, you may not receive any amounts owed to you under the ELKS and you could lose your entire investment.

Our offering of the ELKS does not constitute an expression of our view about, or a recommendation of, the underlying equity.

You should not take our offering of the ELKS as an expression of our views about how the underlying equity will perform in the future or as a recommendation to invest (directly or indirectly, by taking a long or short position) in the underlying equity, including through an investment in the ELKS. As a global financial institution, we and our affiliates may, and often do, have positions (long, short or both) in the underlying equity that conflict with an investment in the ELKS. See "— We or our affiliates may have economic interests that are adverse to those of the holders of the ELKS as a result of our hedging and other trading activities" below and "Use of Proceeds and Hedging" in this product supplement for some examples of potential conflicting positions we may have. You should undertake an independent determination of whether an investment in the ELKS is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

We or our affiliates may have economic interests that are adverse to those of the holders of the ELKS as a result of our hedging and other trading activities.

In anticipation of the sale of the ELKS, we expect to hedge our obligations under the ELKS through certain affiliates or unaffiliated counterparties by taking positions in shares of the underlying equity or instruments the value of which is derived from the underlying equity. We may also adjust our hedge by, among other things, purchasing or selling the shares of the underlying equity or instruments the value of which is derived from the underlying equity, and close out or unwind our hedge by selling any of the foregoing on or before the valuation date. We cannot give you any assurances that our hedging will not negatively affect the value of the underlying equity or the performance of the ELKS. See "Use of Proceeds and Hedging" below for additional information about our hedging activities.

This hedging activity may present a conflict of interest between your interest as a holder of the ELKS and the interests our affiliates have in executing, maintaining and adjusting hedge transactions. These hedging activities could also affect the price at which JPMS is willing to purchase your ELKS in the secondary market.

Our hedging counterparties expect to make a profit. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.

JPMS and other affiliates of ours may also trade the underlying equity and other financial instruments related to the underlying equity on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management and to facilitate transactions, including block transactions, on behalf of customers. While we cannot predict an outcome, any of these hedging activities or other trading activities of ours could potentially increase the price of the underlying equity on the pricing date and/or decrease the price of the underlying equity on any day during the period from the pricing date to the valuation date, which could adversely affect your payment at maturity.

It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the ELKS declines.

We or our affiliates may have economic interests that are adverse to those of the holders of the ELKS as a result of our business activities.

We or our affiliates may currently or from time to time engage in business with the issuer of the underlying equity, including extending loans to, making equity investments in or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the issuer of the underlying equity, and we will not disclose any such information to you. In addition, we or one or more of our affiliates may publish research reports or otherwise express views about the issuer of the underlying equity. Any prospective purchaser of ELKS should undertake an independent investigation of the issuer of the underlying equity as in its judgment is appropriate to make an informed decision with respect to an investment in the ELKS. We do not make any representation or warranty to any purchaser of the ELKS with respect to any matters whatsoever relating to our business with the issuer of the underlying equity.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for issuances of other securities or financial instruments with returns linked or related to changes in the price, of the underlying equity. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for these securities or financial instruments, our or their interests with respect to these products may be adverse to those of the holders of the ELKS. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the ELKS.

We or one of our affiliates may currently or from time to time engage in trading activities related to the currency in which the underlying equity that is an ADS is denominated. These trading activities could potentially affect the exchange rate with respect to the currency and, if currency exchange rate calculations are involved in the calculation of the closing price or the trading price of one share of the underlying equity, could affect the value of the ELKS.

In the course of our or our affiliates' currency trading activities, we or our affiliates may acquire material nonpublic information with respect to currency exchange rates, and we will not disclose any such information to you. In addition, one or more of our affiliates may produce and/or publish research reports, or otherwise express views, with respect to expected movements in currency exchange rates. We do not make any representation or warranty to any purchaser of ELKS with respect to any matters whatsoever relating to future currency exchange rate movements and, if the underlying equity is an ADS, any prospective purchaser of the ELKS should undertake an independent investigation of the currency in which that ADS is denominated and the related exchange rate as, in its judgment, is appropriate to make an informed decision with respect to an investment in the ELKS.

We or our affiliates may have economic interests that are adverse to those of the holders of the ELKS due to JPMS's role as calculation agent.

JPMS, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the initial equity price, the downside threshold price, the equity ratio, the trading price or the closing price of one share of the underlying equity on any day during the period from but excluding the pricing date to and including the valuation date, if applicable, the closing price of one share of the underlying equity at any time or on the valuation date, whether a day is a coupon payment date and the amount of any payment on the ELKS, as well as whether the trading price or closing price of one share of the underlying equity on any day during the period from but excluding the pricing date to and including the valuation date or the closing price on the valuation date is less than the downside threshold price. In addition, the calculation agent will determine, among other things:

- whether a market disruption event has occurred;

- adjustments to the stock adjustment factor and any adjustments as the result of a Reorganization Event;

- whether to select a successor underlying equity and, if applicable, which common stock to select if an ADS serving as the underlying equity is delisted or is no longer admitted to trading on a U.S. securities exchange or included in the OTC Bulletin Board, or if the ADS facility between the issuer of the applicable ADS reference stock and the ADS depositary is terminated; and

- the closing price of one share of the underlying equity if the valuation date is postponed for ten business days due to a market disruption event or if that day is not a trading day.

In performing these duties, JPMS may have interests adverse to the interests of the holders of the ELKS, which may affect your return on the ELKS, particularly where JPMS, as the calculation agent, is entitled to exercise discretion.

JPMS and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the ELKS, and may do so in the future. Any such research, opinions or recommendations could affect the price of any underlying equity, and, therefore, the market value of the ELKS.

JPMS and its affiliates publish research from time to time on the issuer of the underlying equity, financial markets and other matters that may influence the value of the ELKS, or express opinions or provide recommendations that are inconsistent with purchasing or holding the ELKS. JPMS and its affiliates may have published or may publish research or other opinions that call into question the investment view implicit in an investment in the ELKS. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the ELKS and the underlying equity to which the ELKS are linked.

The benefit offered by the downside threshold price may terminate at any time during the term of the ELKS or on the valuation date.

If:

- for ELKS with trading price monitoring, the trading price of one share of the underlying equity has decreased to or below the downside threshold price at any time during the period from but excluding the pricing date to and including the valuation date; or

- for ELKS with closing price monitoring, the closing price of one share of the underlying equity has decreased to or below the downside threshold price on any day during the period from but excluding the pricing date to and including the valuation date; or

- for ELKS with single observation monitoring, the closing price of one share of the underlying equity is at or below the downside threshold price on the valuation date,

you will be fully exposed to any depreciation in the closing price of one share of the underlying equity. We refer to this feature as a contingent buffer.

Under these circumstances, you will lose 1% of the stated principal amount of your ELKS for every 1% that the closing price of one share of the underlying equity on the valuation date is less than the initial equity price. For ELKS with trading price or closing price monitoring, you will be subject to this potential loss of principal even if the price of the underlying equity subsequently recovers such that the closing price of one share of the underlying equity on the valuation date is not less than downside threshold price. If the ELKS had single observation monitoring, under the same scenario, you would have received the full stated principal amount of your ELKS *plus* any accrued and unpaid coupon at maturity. As a result, your investment in the ELKS may not perform as well as an investment in a security with single observation monitoring.

An ELKS with trading price monitoring of the underlying equity could have a significantly different payment at maturity than an ELKS with closing price monitoring of the underlying equity.

The relevant terms supplement will specify whether trading price, closing price or single observation monitoring is applicable to the ELKS or, alternatively, may specify another method for monitoring the underlying equity. If trading price monitoring is specified, at maturity you will receive, for each ELKS, the number of shares of the underlying equity equal to the equity ratio (or, at our election, the cash value), and therefore you will be exposed on a 1-to-1 basis to any depreciation of the underlying equity, if the trading price of the underlying equity has fallen below the downside threshold price at any time on any day from but excluding the pricing date to and including the valuation date, even if the underlying equity closes at a level that is above the downside threshold price on that particular day.

If you receive shares of the underlying equity at maturity, the value of those shares may be less on the maturity date than on the valuation date.

If you receive shares of the underlying equity at maturity, the value of those shares on the valuation date will most likely be less than $10 for each ELKS and could decrease during the period between the valuation date and the maturity date. We will make no adjustments to the equity ratio to account for any fluctuations in the value of the shares to be delivered at maturity, and you will bear the risk of any decrease in the value of those shares between the valuation date and the maturity date.

Because you will most likely not benefit from any appreciation in the underlying equity above the initial equity price, you should not expect to receive a payment at maturity with a value greater than your stated principal amount, *plus* any accrued and unpaid coupon.

At maturity, you will most likely receive no more than the stated principal amount of your ELKS *plus* the final coupon payment due on the maturity date, and the total payment you receive over the term of the ELKS will most likely not exceed the stated principal amount of your ELKS *plus* the coupon payments paid during the term of the ELKS. Accordingly, for each ELKS, it is unlikely that you will receive a payment at maturity with a value that exceeds $10 *plus* the final coupon payment, or a total payment over the term of the ELKS, of more than the stated principal amount *plus* the coupon payment as specified in the relevant terms supplement. Even if the closing price of one share of the underlying equity on the valuation date exceeds the initial equity price, unless you receive the number of shares of the underlying equity equal to the equity ratio (or, at our election, the cash value) for each ELKS at maturity, you will receive only the stated principal amount of the ELKS, regardless of any appreciation in the value of the underlying equity.

You will have no ownership rights in the underlying equity.

Investing in the ELKS is not equivalent to investing in the underlying equity. As an investor in the ELKS, you will not have any ownership interest or rights in the underlying equity, such as voting rights, dividend payments or other distributions. If the ELKS are linked to ADSs representing non-U.S. equity securities issued through depositary arrangements, you will not have the rights of owners of those ADSs or the ADS reference stock.

We have no affiliation with the issuer of the underlying equity.

The issuer of the underlying equity is not an affiliate of ours and will not be involved in any of our offerings of ELKS pursuant to this product supplement in any way. Consequently, we have no control of the actions of the issuer of the underlying equity, including any corporate actions of the type that would require the calculation agent to adjust the payment to you at maturity. The issuer of the underlying equity will have no obligation to consider your interest as an investor in the ELKS in taking any corporate actions that might affect the value of your ELKS. None of the money you pay for the ELKS will go to the issuer of the underlying equity.

In addition, as we are not affiliated with the issuer of the underlying equity, we do not assume any responsibility for the adequacy of the information about the underlying equity or its issuer contained in any terms supplement or in any of the underlying equity issuer's publicly available filings. We are not responsible for any issuer's public disclosure of information on itself or the underlying equity, whether contained in Securities and Exchange Commission, which we refer to as the SEC, filings or otherwise. As an investor in the ELKS, you should make your own investigation into the underlying equity.

The closing price of one share of the underlying equity on the valuation date may be less than the closing price of one share of the underlying equity at the maturity date of the ELKS or at other times during the term of the ELKS.

The closing price of one share of the underlying equity at the maturity date or at other times during the term of the ELKS, including dates near the valuation date, could be higher than the closing price of one share of the underlying equity on the valuation date. This difference could be particularly large if there is a significant increase in the closing price of one share of the underlying equity after the valuation date, if there is a significant decrease in the closing price of one share of the underlying equity around the time of the valuation date or if there is significant volatility in the closing price of one share of the underlying equity during the term of the ELKS (especially on dates near the valuation date). For example, if the closing price for the underlying equity increases or remains relatively constant during the initial term of the ELKS and then decreases below its initial equity price, the closing price of one share of the underlying equity on the valuation date may be significantly less than if it were calculated on a date earlier than the valuation date. Under these circumstances, the value you receive at maturity, if any, may be less than the value you would have received if you had invested in the underlying equity or contracts relating to the underlying equity for which there is an active secondary market.

The ELKS are designed to be held to maturity.

The ELKS are not designed to be short-term trading instruments. The price at which you will be able to sell your ELKS to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the stated principal amount of the ELKS, even in cases where the underlying equity has appreciated since the pricing date. The potential returns described in any relevant terms supplement assume that your ELKS are held to maturity.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the ELKS will not be listed on any securities exchange. There may be little or no secondary market for the ELKS. Even if there is a secondary market for the ELKS, it may not provide enough liquidity to allow you to trade or sell the ELKS easily.

JPMS may act as a market maker for the ELKS, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the ELKS, the price at which you may be able to trade your ELKS is likely to depend on the price, if any, at which JPMS is willing to buy the ELKS. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the ELKS.

Prior to maturity, the value of the ELKS will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the ELKS. We expect that, generally, the price of the underlying equity and interest rates on any day will affect the value of the ELKS more than any other single factor. However, you should not expect the value of the ELKS in the secondary market to vary in proportion to changes in the price of the underlying equity. The value of the ELKS will be affected by a number of other factors that may either offset or magnify each other, including:

- the actual and expected frequency and magnitude of changes in the market price of the underlying equity (*i.e.*, volatility);

- the time to maturity of the ELKS;

- whether the underlying equity closes (in the case of closing price monitoring) or trades (in the case of trading price monitoring) at or below downside threshold price during the period from but excluding the pricing date to and including the valuation date, if applicable;

- the dividend rate on the underlying equity (while not paid to holders of the ELKS, dividend payments on the underlying equity may influence the market price of the underlying equity and the market value of options on the underlying equity and therefore affect the market value of the ELKS);

- the occurrence of certain corporate events affecting the underlying equity that may or may not require an adjustment to the applicable stock adjustment factor (as defined in this product supplement) or, in the case of a non-U.S. equity security or an ADS, the selection of a successor underlying equity;

- interest and yield rates in the market generally as well as in each of the markets of the underlying equity;

- economic, financial, political, regulatory and judicial events that affect the underlying equity or stock markets generally and that may affect the closing price of one share of the underlying equity on the valuation date or the trading price (in the case of trading price monitoring) or closing price (in the case of closing price monitoring) of the underlying equity on any day during the period from but excluding the pricing date to and including the valuation date, if applicable;

- If the underlying equity is an ADS, the exchange rate and volatility of the exchange rate between the U.S. dollar and the currency of the country in which the ADS reference stock is traded; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price that you will receive if you choose to sell your ELKS prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the underlying equity based on its historical performance.

While it is possible that the ELKS could trade above their stated principal amount prior to maturity, the likelihood of such an increase is limited by market factors and the fact that the amount payable at maturity will not exceed 100% of the stated principal amount of the ELKS. Even if the ELKS did trade above their stated principal amount prior to maturity, the only way to realize such a market premium would be to sell your ELKS in a secondary market transaction, if such a transaction were available. **Moreover, if you sell your ELKS prior to maturity, you may have to sell them at a substantial discount from their stated principal amount if the market price of the underlying equity is at, below or not sufficiently above the initial equity price.**

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the ELKS is likely to affect adversely the value of the ELKS prior to maturity.

While any payment on the ELKS will be based on the full stated principal amount of your ELKS as described in the relevant terms supplement, the original issue price of the ELKS includes each agent's commission and the estimated cost of hedging our obligations under the ELKS. An agent's commission or the estimated cost (see "Use of Proceeds and Hedging") includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS will be willing to purchase ELKS from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any of those prices may differ from values determined by pricing models used by JPMS, as a result of this compensation or other transaction costs.

If the market value of the underlying equity changes, the market value of your ELKS may not change in the same manner.

Owning the ELKS is not the same as owning the underlying equity. Accordingly, changes in the market value of the underlying equity may not result in a comparable change in the market value of the ELKS. If the closing price of one share of the underlying equity on any trading day increases above the initial equity price, the value of the ELKS may not increase comparably, if at all. It is also possible for the value of the underlying equity to increase moderately while the value of the ELKS declines.

When the trading price (in the case of trading price monitoring) or the closing price (in the case of closing price or single observation monitoring) of the underlying equity on any trading day is close to the downside threshold price for the first time, the market value of the ELKS will likely decline at a greater rate than the market value of the underlying equity. If the underlying equity trades (in the case of trading price monitoring) or closes (in the case of closing price or single observation monitoring) at prices that are close to or below the downside threshold price, we expect the market value of the ELKS to decline to reflect, among a number of factors, our right to potentially deliver to you at maturity the number of shares of the underlying equity equal to the equity ratio per ELKS with a value less than 100% of the stated principal amount of your ELKS.

Historical performance of the underlying equity should not be taken as an indication of the future performance of the underlying equity during the terms of the ELKS.

The actual performance of the underlying equity over the term of the ELKS, as well as the amount payable at maturity or on any coupon payment date, may bear little relation to the historical performance of the underlying equity. The value of the underlying equity will be determined by the price of the underlying equity. It is impossible to predict whether the value of the underlying equity will rise or fall.

Investing in the ELKS is not equivalent to investing in the underlying equity.

Investing in the ELKS is not equivalent to investing in the underlying equity. As an investor in the ELKS, you will not have any ownership interests or rights in the underlying equity, such as voting rights or rights to receive dividends, dividend payments or other distributions or other rights that holders of the underlying equity would have. If the ELKS are linked to ADSs representing non-U.S. equity securities issued through depositary arrangements, you will not have the rights of owners of such ADSs or the ADS reference stock.

Your return on the ELKS will not reflect dividends on the underlying equity.

Your return on the ELKS will not reflect the return you would realize if you actually owned the underlying equity and received the dividends on the underlying equity. This is because the calculation agent will calculate the amount payable to you at maturity of the ELKS by reference to the closing price of one share of the underlying equity on the valuation date. The closing price of one share of the underlying equity on the valuation date will not take into consideration the value of dividends on the underlying equity.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the closing price of one share of the underlying equity on the valuation date or calculating the payment at maturity, if any, that we are required to pay you. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the ELKS, it is possible that the valuation date and the maturity date may be postponed and your return will be adversely affected. See "General Terms of ELKS — Market Disruption Events." Moreover, if the valuation date is postponed to the last possible day and the closing price of one share of the underlying equity is not available on that day because of a market disruption event or if such day is not a trading day, the calculation agent will nevertheless assess the market value of one share of the underlying equity on that last possible day. See "Description of ELKS — Postponement of the Valuation Date" for more information.

The tax consequences of an investment in the ELKS are unclear.

There is no direct legal authority as to the proper U.S. federal income tax treatment of the ELKS, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the ELKS. Insofar as we have tax reporting responsibilities with respect to your ELKS, we expect to treat them for U.S. federal income tax purposes as units each comprising: (i) an option written by you that requires you (x) in the case of ELKS with trading price monitoring or closing price monitoring, to enter into a forward contract to purchase the underlying equity from us (or, at our option, receive the cash value) at maturity or (y) otherwise, to purchase the underlying equity from us (or, at our option, receive the cash value) at maturity, in each case under circumstances where you receive at maturity shares of the underlying equity (or the cash value) plus the final coupon and (ii) a deposit of $10 per $10 principal amount of ELKS to secure your potential obligation under the option. The IRS might not accept, and a court might not uphold, this treatment. If the IRS were successful in asserting an alternative treatment for the ELKS, the timing and character of income on the ELKS could differ materially and adversely from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the ELKS would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ELKS, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for investors of the ELKS are the timing and character of income or loss (including whether the Premium, as defined below in "Material U.S. Federal Income Tax Consequences," might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in this product supplement no. MS-6-I and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the ELKS, including possible alternative treatments and the issues presented by this notice.

JPMorgan Chase & Co. employees holding the ELKS must comply with policies that limit their ability to trade the ELKS and may affect the value of their ELKS.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the ELKS for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the ELKS, you may not be able to purchase any ELKS described in the relevant terms supplement from us and your ability to trade or sell any of those ELKS in the secondary market may be limited.

Risks Related to the Underlying Equity

We or one of our affiliates may serve as the depositary for the American Depositary Shares representing the common stock of the issuer.

We or one of our affiliates may serve as depositary for some foreign companies that issue ADSs. If the underlying equity is an ADS, and we or one of our affiliates serves as depositary for such ADSs, our or such affiliates' interests, as depositary for the ADSs, may be adverse to your interests as a holder of the ELKS.

If the underlying equity is an ADS, fluctuations in exchange rates will affect your investment.

There are significant risks related to an investment in an ELKS that is linked to an ADS, which is quoted and traded in U.S. dollars, representing an ADS reference stock that is quoted and traded in a foreign currency. The ADSs, which are quoted and traded in U.S. dollars, may trade differently from the ADS reference stock. In recent years, the rates of exchange between the U.S. dollar and some other currencies have been highly volatile and this volatility may continue in the future. These risks generally depend on economic and political events over which we have no control. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the ELKS. Changes in the exchange rate between the U.S. dollar and a foreign currency may affect the U.S. dollar equivalent of the price of the ADS reference stock on non-U.S. securities markets and, as a result, may affect the market price of the ADS, which may consequently affect the value of the ELKS.

We have no control over exchange rates.

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time governments and, in the case of countries using the euro, the European Central Bank, may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in an ELKS that is linked to an ADS, which is quoted and traded in U.S. dollars, representing an ADS reference stock that is quoted and traded in a foreign currency.

We will not make any adjustment or change in the terms of the ELKS in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. dollar or any relevant foreign currency. You will bear those risks.

If the underlying equity is an ADS, an investment in the ELKS is subject to risks associated with non-U.S. securities markets.

An investment in the ELKS linked to the value of ADSs representing interests in non-U.S. equity securities involves risks associated with the securities markets in those countries where the relevant non-U.S. equity securities are traded, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of these countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. These countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including relatively unstable governments that may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. The risks of the economies of emerging market countries are relevant for ELKS linked to the ADSs of one or more emerging markets issuers.

Some or all of these factors may influence the price of the ADSs. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the ADSs based on their historical performance. The value of the ADSs may decrease and you may not receive any return of your investment. There can be no assurance that the price of the ADSs will not decrease so that at maturity, you will not lose some or all of your investment.

There are important differences between the rights of holders of ADSs and the rights of holders of the common stock of the foreign company.

If your ELKS are linked to the performance of an ADS, you should be aware that your ELKS are linked to the price of the ADSs and not the ADS reference stock, and there exist important differences between the rights of holders of ADSs and the ADS reference stock. Each ADS is a security evidenced by American Depositary Receipts that represents a specified number of shares of common stock of a foreign issuer. Generally, the ADSs are issued under a deposit agreement, which sets forth the rights and responsibilities of the depositary, the foreign issuer and holders of the ADSs, which may be different from the rights of holders of common stock of the foreign issuer. For example, the foreign issuer may make distributions in respect of its common stock that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the ADS reference stock may be significant and may materially and adversely affect the value of the ELKS.

In some circumstances, the payment you receive on the ELKS may be based on the common stock (or ADS, as applicable) of another company and not the underlying equity.

Following certain corporate events relating to the underlying equity where its issuer is not the surviving entity, the amount you receive at maturity, may be based on the common stock of a successor to the underlying equity issuer or any cash or any other assets distributed to holders of the underlying equity in that corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the ELKS. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting Exchange Property (as described below) in "General Terms of ELKS — Anti-Dilution Adjustments" and "General Terms of ELKS — Reorganization Events."

In addition, for ELKS linked to the performance of an ADS, if that ADS is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act, or included in the OTC Bulletin Board, or if the ADS facility between the issuer and the ADS depositary is terminated for any reason, the calculation agent will have the option to either (a), (i) replace that ADS with the ADS of a company selected from among the ADSs of three companies organized in, or with its principal executive office located in, the country in which the issuer of that original ADS is organized, or has its principal executive office, and that are then registered to trade on the New York Stock Exchange (the "**NYSE**") or The NASDAQ Stock Market with the same primary Standard Industrial Classification Code ("**SIC Code**") as that original ADS that, in the sole discretion of the calculation agent, is the most comparable to that original ADS, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility or (ii) in certain circumstances, replace that ADS with the ADS of a company that is organized in, or with its principal executive office located in, the country in which the issuer of the original ADS is organized, or has its principal executive office and that are then registered to trade on the NYSE or The NASDAQ Stock Market that, in the sole discretion of the calculation agent, is the most comparable to the original ADS, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility and that is within the same Division and Major Group classification (as defined by the Office of Management and Budget) as the primary SIC Code for the original ADS or (iii) in certain circumstances, replace that ADS with the common stock of a company that is then registered to trade on the NYSE or The NASDAQ Stock Market with the same primary SIC Code as the original ADS that in the sole discretion of the calculation agent, is the most comparable to the original ADS, taking into account such factors as the calculation agent deems relevant including, without limitation, market capitalization, dividend history and stock price volatility or (b) deem the ADS reference stock to be the underlying equity. You should read the section of this product supplement called "General Terms of ELKS —Delisting of ADSs or Termination of ADS Facility" for more information. Replacing the original ADS serving as the underlying equity with another ADS may materially and adversely affect the value of the ELKS.

Anti-dilution protection is limited and may be discretionary.

The calculation agent will make adjustments to the stock adjustment factor, which will be set initially at 1.0, for certain adjustment events (as defined below) affecting the underlying equity, including stock splits and certain corporate actions, such as mergers. The calculation agent is not required, however, to make such adjustments in response to all corporate actions, including if the issuer of the underlying equity or another party makes a partial tender or partial exchange offer for the underlying equity. If such a dilution event occurs and the calculation agent is not required to make an adjustment, the value of the ELKS may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in this product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so. With respect to the issuance of transferrable rights or warrants, the calculation agent may also make adjustments in a manner that differs from what is described in this product supplement in good faith to ensure an equitable result. Subject to the foregoing, the calculation agent is under no obligation to consider your interests as a holder of the ELKS in making these determinations. See "General Terms of ELKS — Anti-Dilution Adjustments" for further information.

We may exercise any and all rights we may have as a lender to or a security holder of the issuer of the underlying equity.

If we or any of our affiliates are lenders to, or hold securities of, the issuer of the underlying equity, we will have the right, but not the obligation, to exercise or refrain from exercising our rights as a lender to, or holder of securities of such issuer. Any exercise of our rights as a lender or holder of securities of the issuer of the underlying equity, or our refraining from such exercise, will be made without regard to your interests and could affect the value of the ELKS.

We cannot assure you that publicly information about the issuer of the underlying equity is accurate or complete.

We will derive any and all disclosures contained in the relevant terms supplement regarding the issuer of the underlying equity from publicly available documents and other publicly available information, without independent verification. In connection with the offering of the ELKS, we have not participated, and will not participate, in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the underlying equity. We do not make any representation that such publicly available documents are, or any other publicly available information regarding the issuer of the underlying equity is, accurate or complete, and are not responsible for public disclosure of information by the issuer of the underlying equity, whether contained in filings with the SEC or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of the relevant terms supplement (including events that would affect the accuracy or completeness of the publicly available documents of the issuer of the underlying equity) that would affect the value of the underlying equity (and therefore the trading price or closing price, as applicable, of the underlying equity on any day during the period from but excluding the pricing date to and including the valuation date, if applicable, the closing price of one share of the underlying equity on the valuation date and the value of the number of shares of the underlying equity equal to the equity ratio), will have been publicly disclosed. Subsequent disclosure of any of those events or the disclosure of or failure to disclose material future events concerning the issuer of the underlying equity could affect the amount you will receive at maturity and, therefore, the market value of the ELKS. Any prospective purchaser of the ELKS should undertake an independent investigation of the issuer of the underlying equity as in its judgment is appropriate to make an informed decision with respect to an investment in the ELKS.

USE OF PROCEEDS AND HEDGING

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the ELKS will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the ELKS. The original issue price of the ELKS includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the ELKS and the estimated cost of hedging our obligations under the ELKS. We may have hedged our obligations under the ELKS through certain affiliates or unaffiliated counterparties.

Unless otherwise specified in the relevant terms supplement, the price to public of the ELKS will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the ELKS. The estimated cost of hedging includes the projected profit, which in no event will exceed $0.50 per $10 ELKS, that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the ELKS. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, expect to hedge some or all of our anticipated exposure in connection with the ELKS. In addition, from time to time after we issue the ELKS, we, through our affiliates or others, may enter into additional hedging transactions and close out or unwind those we have entered into, in connection with the ELKS and possibly in connection with our or our affiliates' exposure to the underlying equity. To accomplish this, we, through our affiliates or others, may take positions in the underlying equity or instruments the value of which is derived from the underlying equity. From time to time, prior to maturity of the ELKS, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the underlying equity or instruments the value of which is derived from the underlying equity.

While we cannot predict an outcome, any of these hedging activities or other trading activities of ours could potentially increase the price of the underlying equity on the pricing date and/or decrease the price of the underlying equity on any day during the period from the pricing date to the valuation date, which could adversely affect your payment at maturity. Although we have no reason to believe that any of these activities will have a material impact on the price of the underlying equity or the value of the ELKS, we cannot assure you that these activities will not have this effect. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the ELKS declines. See "Risk Factors — Risks Relating to the ELKS Generally — We or our affiliates may have economic interests that are adverse to those of the holders of the ELKS as a result of our hedging and other trading activities" above.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. We may hedge our exposure on the ELKS directly or we may aggregate this exposure with other positions taken by us and our affiliates with respect to our exposure to the underlying equity. No holder of the ELKS will have any rights or interest in our hedging activity or any positions that we or any unaffiliated counterparties may take in connection with our hedging activity.

THE UNDERLYING EQUITY

The relevant terms supplement will provide summary information regarding the business of the issuer of the underlying equity based on its publicly available documents, without independent verification.

Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, and copies of such materials can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information regarding the issuer of the underlying equity may also be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

This product supplement and the relevant terms supplement relate only to the ELKS offered thereby and do not relate to the underlying equity or other securities of the issuer of the underlying equity. We will derive any and all disclosures contained in the relevant terms supplement regarding the issuer of the underlying equity from the publicly available documents described above, without independent verification. In connection with the offering of the ELKS, we have not participated, and will not participate, in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the underlying equity. We do not make any representation that such publicly available documents are, or any other publicly available information regarding the issuer of the underlying equity is, accurate or complete, and are not responsible for public disclosure of information by the issuer of the underlying equity, whether contained in filings with the SEC or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of the relevant terms supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the value of the underlying equity (and therefore the trading price or closing price, as applicable, of the underlying equity on any day during the period from but excluding the pricing date to and including the valuation date, if applicable, the closing price of one share of the underlying equity on the valuation date and the value of the number of shares of the underlying equity equal to the equity ratio), will have been publicly disclosed. Subsequent disclosure of any of those events or the disclosure of or failure to disclose material future events concerning the issuer of the underlying equity could affect the amount you will receive at maturity and, therefore, the market value of the ELKS. Any prospective purchaser of the ELKS should undertake an independent investigation of the issuer of the underlying equity as in its judgment is appropriate to make an informed decision with respect to an investment in the ELKS.

Conflicts of Interest

See the relevant terms supplement and "Risk Factors — Risks Relating to the ELKS Generally — We or our affiliates may have economic interests that are adverse to those of the holders of the ELKS as a result of our business activities" for information about economic interests with respect to the underlying equity that we or our affiliates may have that are adverse to your interests.

Historical Performance of the Underlying Equity

We will provide historical price information on the underlying equity in the relevant terms supplement. You should not take any of those historical prices as an indication of future performance. **Neither we nor any of our affiliates makes any representation to you as to the performance of the underlying equity.**

GENERAL TERMS OF ELKS

Calculation Agent

J.P. Morgan Securities LLC, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the initial equity price, the downside threshold price, the equity ratio, the trading price or the closing price of one share of the underlying equity on any day during the period from but excluding the pricing date to and including the valuation date, if applicable, the closing price of one share of the underlying equity at any time or on the valuation date, whether a day is a coupon payment date and the amount of any payment on the ELKS, as well as whether the trading price or closing price of one share of the underlying equity on any day during the period from but excluding the pricing date to and including the valuation date or the closing price on the valuation date is less than the downside threshold price. In addition, the calculation agent will determine, among other things:

- whether a market disruption event has occurred;

- adjustments to the stock adjustment factor and any adjustments as the result of a Reorganization Event;

- whether to select a successor underlying equity and, if applicable, which common stock to select if an ADS serving as the underlying equity is delisted or is no longer admitted to trading on a U.S. securities exchange or included in the OTC Bulletin Board, or if the ADS facility between the issuer of the applicable ADS reference stock and the ADS depositary is terminated; and

- the closing price of one share of the underlying equity if the valuation date is postponed for ten business days due to a market disruption event or if that day is not a trading day.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of any amount payable on the ELKS on or prior to 11:00 a.m., New York City time, on the business day preceding the applicable Payment Date.

All calculations with respect to the initial equity price, the downside threshold price and any trading price or closing price of one share of the underlying equity will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); the equity ratio and all dollar amounts related to determination of any payment on the ELKS per $10 ELKS will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all dollar amounts payable, if any, on the aggregate stated principal amount of ELKS per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the calculation agent from determining the closing price of one share of the underlying equity on the valuation date or calculating the payment at maturity, if any, that we are required to pay you. These events may include disruptions or suspensions of trading on the markets as a whole.

With respect to the underlying equity (or any security for which a closing price must be determined), a "**market disruption event**," unless otherwise specified in the relevant terms supplement, means:

- the occurrence or existence of a suspension, absence or material limitation of trading of the underlying equity (or that security) on the relevant exchange for the underlying equity (or that security) for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on that relevant exchange;

- a breakdown or failure in the price and trade reporting systems of the relevant exchange for the underlying equity (or that security) as a result of which the reported trading prices for the underlying equity (or that security) during the one-half hour period preceding the close of the principal trading session on that relevant exchange are materially inaccurate;

- the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the underlying equity (or that security), if available, during the one-half hour period preceding the close of the principal trading session in that exchange or market; or

- a decision to permanently discontinue trading in those related futures or options contracts,

in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the ELKS.

For purposes of determining whether a market disruption event with respect to the underlying equity (or any security for which a closing price must be determined) has occurred, unless otherwise specified in the relevant terms supplement:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange, or the primary exchange or market for trading in futures or options contracts related to the underlying equity (or that security);

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on the underlying equity (or that security) by the primary exchange or market for trading in those contracts, if available, by reason of:

  - a price change exceeding limits set by that exchange or market,

  - an imbalance of orders relating to those contracts, or

  - a disparity in bid and ask quotes relating to those contracts

  will, in each case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the underlying equity (or that security); and

- a "suspension, absence or material limitation of trading" on the relevant exchange or on the primary exchange or market on which futures or options contracts related to the underlying equity (or that security) are traded will not include any time when that exchange or market is itself closed for trading under ordinary circumstances.

Anti-Dilution Adjustments

The stock adjustment factor for the underlying equity is subject to adjustment by the calculation agent as a result of the anti-dilution adjustments described in this section.

Unless otherwise specified below, no adjustments to the stock adjustment factor will be required unless the stock adjustment factor adjustment would require a change of at least 0.1% in the stock adjustment factor then in effect. The stock adjustment factor resulting from any of the adjustments specified in this section will be rounded to the nearest ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the stock adjustment factor after the close of business on the business day immediately preceding the maturity date.

No adjustments to the stock adjustment factor will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the closing price of one share of the underlying equity on any relevant day during the term of the ELKS. No adjustments will be made for certain other events, such as offerings of common stock by the issuer of the underlying equity for cash or in connection with acquisitions or otherwise or the occurrence of a partial tender or exchange offer for the underlying equity by the issuer of the underlying equity or any third party.

If an event other than those described below occurs with respect to the underlying equity and the calculation agent determines that the event has a diluting or concentrative effect on the theoretical value of the underlying equity, the calculation agent may calculate the corresponding adjustment or series of adjustments to the stock adjustment factor as the calculation agent determines in good faith to be appropriate to account for that diluting or concentrative effect. You will not be entitled to any compensation from us or the calculation agent for any loss suffered as a result of any such adjustment or our decision not to make any such adjustment.

For purposes of these adjustments, except as noted below, if an ADS is serving as the underlying equity, all adjustments to the stock adjustment factor for the underlying equity will be made as if the ADS reference stock is serving as the underlying equity. Therefore, for example, if the ADS reference stock is subject to a two-for-one stock split and assuming the stock adjustment factor is equal to one, the stock adjustment factor for the underlying equity would be adjusted to equal two. If your ELKS are linked to an ADS, the term "dividend" used in this section will mean, unless we specify otherwise in the relevant terms supplement, the dividend paid by the issuer of the ADS reference stock, net of any applicable foreign withholding or similar taxes that would be due on dividends paid to a U.S. person that claims and is entitled to a reduction in such taxes under an applicable income tax treaty, if available.

If an ADS is serving as the underlying equity, no adjustment to the ADS price or the stock adjustment factor, including those described below, will be made if (1) holders of ADSs are not eligible to participate in any of the transactions described below or (2) (and to the extent that) the calculation agent determines in its sole discretion that the issuer or the depositary for the ADSs has adjusted the number of shares of underlying stock represented by each ADS so that the ADS price would not be affected by the corporate event in question. However, to the extent that the number of shares of ADS reference stock represented by each ADS is changed for any other reason, appropriate adjustments to the anti-dilution adjustments described in this product supplement (which may include ignoring such provision, if appropriate) will be made to reflect such change.

JPMS, as calculation agent, will be solely responsible for the determination and calculation of any adjustments to the stock adjustment factor and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described in this section, and its determinations and calculations will be conclusive absent manifest error.

The calculation agent will provide information as to any adjustments to the stock adjustment factor for the underlying equity as described below upon written request by any investor in the ELKS.

Stock Splits and Reverse Stock Splits

If the underlying equity is subject to a stock split or reverse stock split, then once that split has become effective, the stock adjustment factor will be adjusted so that the new stock adjustment factor will equal the product of:

- the prior stock adjustment factor, and

- the number of shares that a holder of one share of the underlying equity before the effective date of the stock split or reverse stock split would have owned immediately following the applicable effective date.

Stock Dividends or Distributions

If the underlying equity is subject to (i) a stock dividend, *i.e.*, an issuance of additional shares of the underlying equity that is given ratably to all or substantially all holders of shares of the underlying equity, or (ii) a distribution of shares of the underlying equity as a result of the triggering of any provision of the corporate charter of the issuer of the underlying equity, then, once the dividend or distribution has become effective and the shares are trading ex-dividend, the stock adjustment factor will be adjusted so that the new stock adjustment factor will equal the prior stock adjustment factor *plus* the product of:

- the prior stock adjustment factor, and

- the number of additional shares issued in the stock dividend or distribution with respect to one share of the underlying equity.

Non-Cash Dividends or Distributions

If the issuer of the underlying equity distributes shares of capital stock, evidences of indebtedness or other assets or property of the issuer of the underlying equity to all or substantially all holders of shares of the underlying equity (other than (i) dividends, distributions, rights or warrants referred to under "— Stock Splits and Reverse Stock Splits" or "— Stock Dividends or Distributions" above or "— Issuance of Transferable Rights or Warrants" below and (ii) cash dividends or distributions referred under "— Cash Dividends or Distributions" below), then, once the distribution has become effective and the shares are trading ex-dividend, the stock adjustment factor will be adjusted so that the new stock adjustment factor will equal the product of:

- the prior stock adjustment factor, and

- a fraction, the numerator of which is the Current Market Price of the underlying equity and the denominator of which is the amount by which the Current Market Price exceeds the Fair Market Value of that distribution.

The **"Current Market Price"** of the underlying equity means the closing price of one share of the underlying equity on the trading day immediately preceding the ex-dividend date of the dividend or distribution requiring an adjustment to the stock adjustment factor.

The **"Fair Market Value"** of any distribution means the value of that distribution on the ex-dividend date for that distribution, as determined by the calculation agent. If that distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange or, if the underlying equity is an ADS and that distribution consists of property traded on the ex-dividend date on a non-U.S. securities exchange or market, the Fair Market Value will equal the closing price of the distributed property on that ex-dividend date, as determined by the calculation agent.

The **"ex-dividend date,"** with respect to a dividend or other distribution on the underlying equity, means the first trading day on which transactions in the underlying equity trade on the relevant exchange without the right to receive that dividend or other distribution.

Notwithstanding the foregoing, a distribution on the underlying equity described in clause (a), (d) or (e) of the section entitled "—Reorganization Events" below that also would require an adjustment under this section will not cause an adjustment to the stock adjustment factor and will only be treated as a Reorganization Event (as defined below) pursuant to clause (a), (d) or (e) under the section entitled "—Reorganization Events." A distribution on the underlying equity described in the section entitled "—Issuance of Transferable Rights or Warrants" that also would require an adjustment under this section will cause an adjustment only pursuant to the section entitled "—Issuance of Transferable Rights or Warrants".

Cash Dividends or Distributions

If the issuer of the underlying equity pays dividends or makes other distributions consisting exclusively of cash to all or substantially all holders of shares of the underlying equity during any quarterly fiscal period during the term of the ELKS, in an aggregate amount that, together with other cash dividends or distributions made previously during that quarterly fiscal period with respect to which an adjustment to the stock adjustment factor has not previously been made under this "—Cash Dividends or Distributions" section, exceeds the Dividend Threshold, then, once the dividend or distribution has become effective and the shares are trading ex-dividend, the stock adjustment factor will be adjusted so that the new stock adjustment factor will equal the product of:

- the prior stock adjustment factor, and

- a fraction, the numerator of which is the Current Market Price of the underlying equity and the denominator of which is the amount by which the Current Market Price exceeds the aggregate amount in cash per share of the underlying equity distributed in that cash dividend or distribution together with any cash dividends or distributions made previously during that quarterly fiscal period with respect to which an adjustment to the stock adjustment factor has not previously been made under this "—Cash Dividends or Distributions" section to holders of shares of the underlying equity in excess of the Dividend Threshold.

For the avoidance of doubt, the stock adjustment factor may be adjusted more than once in any particular quarterly fiscal period because of cash dividends or distributions that exceed the Dividend Threshold. If the stock adjustment factor has been previously adjusted in a particular quarterly fiscal period because of cash dividends or distributions that exceed the Dividend Threshold, subsequent adjustments will be made if the issuer of the underlying equity pays cash dividends or makes other distributions during that quarterly fiscal period in an aggregate amount that, together with other cash dividends or distributions since the last adjustment to the stock adjustment factor (because of cash dividends or distributions that exceed the Dividend Threshold) exceeds the Dividend Threshold. Those subsequent adjustments to the stock adjustment factor will only take into account the cash dividends or distributions during that quarterly fiscal period made since the last adjustment to the stock adjustment factor because of cash dividends or distributions that exceed the Dividend Threshold.

The **"Dividend Threshold"** is equal to the sum of (x) the immediately preceding cash dividend(s) or other cash distribution(s) paid in the preceding quarterly fiscal period, if any, per share of the underlying equity *plus* (y) 10% of the closing price of one share of the underlying equity on the trading day immediately preceding the ex-dividend date, unless otherwise specified in the relevant terms supplement.

Issuance of Transferable Rights or Warrants

Except as provided below, if the issuer of the underlying equity issues transferable rights or warrants to all holders of shares of the underlying equity to subscribe for or purchase the underlying equity, including new or existing rights to purchase the underlying equity at an exercise price per share less than the closing price of one share of the underlying equity on (a) the date the exercise price of those rights or warrants is determined and (b) the ex-dividend date, then the stock adjustment factor will be adjusted on the ex-dividend date for that issuance so that the new stock adjustment factor will equal the prior stock adjustment factor *plus* the product of:

- the prior stock adjustment factor, and

- the number of shares of the underlying equity that can be purchased with the cash value of those warrants or rights distributed on one share of the underlying equity.

The number of shares that can be purchased will be based on a value of the underlying equity equal to the closing price of one share of the underlying equity on the trading day immediately preceding the ex-dividend date for that issuance *minus* the cash value of the warrants or rights.

The cash value of the warrants or rights will equal the closing price of one share of the underlying equity on the ex-dividend date *minus* the exercise price per share of those rights or warrants.

"Ex-dividend date,**"** with respect to a transferable right or warrant, means the first trading day on which transactions in the shares of the underlying equity trade on the relevant exchange without the right to receive that transferable right or warrant.

Notwithstanding the foregoing, if the calculation agent determines in good faith that the adjustments in response to the issuance of transferable rights or warrants described above do not achieve an equitable result, the calculation agent in good faith may make adjustments or a series of adjustments that differ from, or that are in addition to, those described above with a view to offsetting, to the extent practical, any change in your economic position as a holder of the ELKS that results solely from the applicable event. In determining whether or not any adjustment so described achieves an equitable result, the calculation agent may consider any adjustment made by the Options Clearing Corporation or any other equity derivatives clearing organization on options contracts on the underlying equity. You will not be entitled to any compensation from us or the calculation agent for any loss suffered as a result of any such adjustment or our decision not to make any such adjustment.

Reorganization Events

If, prior to the maturity date,

(a) there occurs any reclassification or change of the underlying equity, including, without limitation, as a result of the issuance of tracking stock by the issuer of the underlying equity;

(b) the issuer of the underlying equity, or any surviving entity or subsequent surviving entity of the issuer of the underlying equity (a **"Successor Entity"**), has been subject to a merger, combination or consolidation and is not the surviving entity;

(c) any statutory exchange of securities of the issuer of the underlying equity or any Successor Entity with another corporation occurs, other than pursuant to clause (b) above;

(d) the issuer of the underlying equity is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law;

(e) the issuer of the underlying equity issues to all of its shareholders equity securities of an issuer other than the issuer of the underlying equity, other than in a transaction described in clauses (b), (c) or (d) above (a **"Spin-Off Event"**); or

(f) a tender or exchange offer or going-private transaction is commenced for all the outstanding shares of the issuer of the underlying equity and is consummated and completed in full for all or substantially all of those shares, as determined by the calculation agent in its sole discretion (an event in clauses (a) through (f), a "**Reorganization Event**"),

then the initial equity price (and consequently the downside threshold price, the equity ratio and the cash value), the closing price and, if applicable, the trading price of one share of the underlying equity from and including the effective date for that Reorganization Event will be adjusted as set forth below.

If a reorganization event other than those described above occurs with respect to the underlying equity, the calculation agent may calculate the corresponding adjustment or series of adjustments to the initial equity price, the closing price and, if applicable, the trading price of one share of the underlying equity as the calculation agent determines in good faith to be appropriate to account for that reorganization event. You will not be entitled to any compensation from us or the calculation agent for any loss suffered as a result of any such adjustment or our decision not to make any such adjustment.

If a Reorganization Event occurs, the calculation agent will be solely responsible for the determination of any Exchange Property, the value of any Exchange Property and the effect of the Reorganization Event on the initial equity price, the closing price and, if applicable, the trading price of one share of the underlying equity, and its determinations and calculations will be conclusive absent manifest error.

The calculation agent will provide information as to any adjustments to the initial equity price resulting from a Reorganization Event upon written request by any investor in the ELKS.

The Exchange Property

"**Exchange Property**" will consist of any shares of the underlying equity that continue to be held by the holders of the underlying equity, and any securities, cash or any other assets distributed to the holders of the underlying equity with respect to one share of the underlying equity in, or as a result of, the Reorganization Event. No interest will accrue on any Exchange Property.

In the case of a consummated and completed in full tender or exchange offer or going-private transaction involving Exchange Property of a particular type, Exchange Property will be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to the Exchange Property (in an amount determined on the basis of the rate of exchange in that tender or exchange offer or going-private transaction). In the event of a tender or exchange offer, a merger, combination or consolidation or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property will be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

With respect to any portion of the Exchange Property that consists of property other than Exchange Traded Securities or cash (such property, "**Liquidation Property**"), that portion of the Exchange Property will be deemed instead to consist of an amount of cash equal to the market value of the Liquidation Property, as determined by the calculation agent in its sole discretion, on the date the issuer of the underlying equity distributed all the Liquidation Property.

"**Exchange Traded Securities**" means securities (including, without limitation, securities of the issuer of the underlying equity or securities of foreign issuers represented by American depositary receipts) traded on the NYSE, the NYSE Amex LLC or The NASDAQ Stock Market.

The Closing Price and the Trading Price of the Exchange Property

On any relevant day, the **"closing price"** or the **"trading price"** of the Exchange Property means the sum of:

(a) the product of:

> (i) the closing price or trading price, respectively, of one share of any Exchange Traded Securities composing the Exchange Property on that day; and

> (ii) the quantity of the applicable Exchange Traded Securities received for each share of the underlying equity; and

(b) the aggregate cash amount of any Exchange Property (other than Exchange Traded Securities), including the aggregate cash amount resulting from the valuation of the Liquidation Property as described above.

Adjustment to the Initial Equity Price of the Underlying Equity

If a Reorganization Event with respect to the underlying equity occurs, then, for purposes of any determination with respect to the underlying equity on or after the effective date of that Reorganization Event, the initial equity price of the underlying equity will equal the initial equity price of the underlying equity as of the trading day immediately preceding that effective date, subject to adjustment as described below:

(a) with respect to each Exchange Traded Security composing the Exchange Property, the portion of the initial equity price equal to the initial equity price, *multiplied* by:

> (i) the closing price of one share of that Exchange Traded Security on the effective date of that Reorganization Event *multiplied* by the quantity of applicable Exchange Traded Security received for each share of the applicable underlying equity, *divided* by

> (ii) the closing price of the Exchange Property on the effective date of that Reorganization Event,

> will be subject to the anti-dilution adjustments set forth in this product supplement with respect to that Exchange Traded Security and the stock adjustment factor with respect to that portion of the initial equity price will be set equal to 1.0 as of that effective date; and

(b) no further adjustments as a result of anti-dilution adjustments of the type set forth in this product supplement will be made to the remaining portion of the initial equity price.

Adjustment to the Closing Price and the Trading Price of One Share of the Underlying Equity

If a Reorganization Event occurs, then, for purposes of any determination with respect to the underlying equity on or after the effective date of that Reorganization Event:

(a) the closing price of one share of the underlying equity on any relevant day will equal the closing price of the Exchange Property on that day; and

(b) the trading price of one share of the underlying equity at any time on any relevant day will equal the trading price of the Exchange Property at that time on that day.

Adjustment to the Payment at Maturity

If (a) a Reorganization Event occurs and (b) you would have been entitled to receive the number of shares of the underlying equity equal to the equity ratio or the cash value per ELKS at maturity, **then** for each ELKS, instead of receiving the number of shares of the underlying equity equal to the equity ratio (or, at our election, the cash value) for each ELKS, you will receive Exchange Property (or, at our election, cash) with a value equal to the product of the equity ratio, as may be adjusted, and the closing price of the Exchange Property on the valuation date.

Delisting of ADSs or Termination of ADS Facility

If an ADS serving as the underlying equity (the "**original underlying equity**") is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act, or included in the OTC Bulletin Board, or if the ADS facility between the issuer and the ADS depositary is terminated for any reason, then, on and after the date the ADS is no longer so listed or admitted to trading or the date of that termination, as applicable (the "**Change Date**"), the calculation agent, in its sole discretion without consideration for the interests of investors, will either (A) select a successor underlying equity (as defined below) to the ADS after the close of the principal trading session on the trading day immediately prior to the Change Date in accordance with the following paragraphs (any successor reference stock as so selected, a "**successor underlying equity**" and any successor reference stock issuer, a "**successor underlying equity issuer**") or (B) select the ADS reference stock to be the underlying equity.

Upon the selection of any successor underlying equity by the calculation agent pursuant to clause (A) of the preceding paragraph, on and after the Change Date, references in this product supplement or the relevant terms supplement to the "**underlying equity**" will no longer be deemed to refer to the original underlying equity and will be deemed instead to refer to the applicable successor underlying equity for all purposes, and references in this product supplement or the relevant terms supplement to "**issuer**" of the original underlying equity will be deemed to be to the applicable successor underlying equity issuer. Upon the selection of any successor underlying equity by the calculation agent pursuant to clause (A) of the preceding paragraph, on and after the Change Date, (i) the initial equity price for the successor underlying equity will be equal to the initial equity price of the original underlying equity as of the trading day immediately preceding the Change Date, *divided* by the stock adjustment factor for the successor underlying equity and (ii) the stock adjustment factor for the successor underlying equity will be an amount as determined by the calculation agent in good faith as of the Change Date, taking into account, among other things, the closing price of the original underlying equity on the trading day immediately preceding the Change Date, subject to adjustment for certain corporate events related to the successor underlying equity in accordance with "— Anti-Dilution Adjustments."

The "**successor underlying equity**" with respect to an ADS will be the ADS of a company organized in, or with its principal executive office located in, the country in which the issuer of the original underlying equity is organized, or has its principal executive office, selected by the calculation agent from among the ADSs of three companies then registered to trade on the NYSE or The NASDAQ Stock Market with the same primary Standard Industrial Classification Code ("**SIC Code**") as the original underlying equity that, in the sole discretion of the calculation agent, is the most comparable to the original underlying equity, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility; *provided*, however, that a successor underlying equity will not be any ADS that is (or the ADS reference stock for which is) subject to a trading restriction under the trading restriction policies of JPMorgan Chase & Co. or any of its affiliates that would materially limit the ability of JPMorgan Chase & Co. or any of its affiliates to hedge the ELKS with respect to the ADS (a "**Hedging Restriction**"); *provided further* that if a successor underlying equity cannot be identified as set forth above for which a Hedging Restriction does not exist, the successor underlying equity will be selected by the calculation agent and will be the ADS of a company that (i) is organized in, or with its principal executive office located in, the country in which the issuer of the original underlying equity is organized, or has its principal executive office, (ii) is then registered to trade on the NYSE or The NASDAQ Stock Market, (iii) in the sole discretion of the calculation agent, is the most comparable to the original underlying equity, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility, (iv) is within the same Division and Major Group classification (as defined by the Office of Management and Budget) as the primary SIC Code for the original underlying equity and (v) is not subject to a Hedging Restriction. Notwithstanding the foregoing, if a successor underlying equity cannot be identified in the country in which the issuer of the original underlying equity is organized, or has its principal executive office, as set forth above, the successor underlying equity will be selected by the calculation agent and will be a common stock of a company that is then registered to trade on the NYSE or The NASDAQ Stock Market with the same primary SIC Code as the original underlying equity that in the sole discretion of the calculation agent, is the most comparable to the original underlying equity, taking into account such factors as the calculation agent deems relevant including, without limitation, market capitalization, dividend history and stock price volatility and that is not subject to a Hedging Restriction.

Following the selection of a successor underlying equity, the stock adjustment factor of the successor underlying equity will be subject to adjustment as described above under "— Anti-Dilution Adjustments."

The calculation agent will provide information as to any successor underlying equity (including its initial equity price) upon written request by any investor in the ELKS.

If the calculation agent selects the applicable ADS reference stock to be the underlying equity pursuant to clause (B) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility" above, the stock adjustment factor for the underlying equity will thereafter equal the last value of the stock adjustment factor for the ADS *multiplied* by the number of shares of the applicable ADS reference stock represented by a single ADS, subject to further adjustments as described under "—Anti-Dilution Adjustments." On and after the Change Date, the closing price of one share of the underlying equity on any relevant day and the trading price at any time on any relevant day will be expressed in U.S. dollars by converting the closing price or trading price, as applicable, into U.S. dollars using the applicable exchange rate as described below.

If the calculation agent selects the ADS reference stock to be the underlying equity pursuant to clause (B) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility" above, unless otherwise specified in the relevant terms supplement, to the extent that the number of shares of the underlying equity equal to the equity ratio per ELKS is otherwise due at maturity, we will be deemed to have elected to deliver the cash value (payable in U.S. dollars) in lieu of the number of shares of the underlying equity equal to the equity ratio. On any date of determination, the applicable exchange rate will be the spot rate of the local currency of the ADS reference stock relative to the U.S. dollar as reported by Reuters Group PLC ("Reuters") on the relevant page for that rate at approximately the closing time of the relevant exchange for the ADS reference stock on that day. However, (1) if that rate is not displayed on the relevant Reuters page on the date of determination, the applicable exchange rate on that day will equal an average (mean) of the bid quotations in The City of New York received by the calculation agent at approximately 11:00 a.m., New York City time, on the business day immediately following the date of determination, from three recognized foreign exchange dealers (*provided* that each dealer commits to execute a contract at its applicable bid quotation) or, (2) if the calculation agent is unable to obtain three bid quotations, the average of the bid quotations obtained from two recognized foreign exchange dealers or, (3) if the calculation agent is able to obtain a bid quotation from only one recognized foreign exchange dealer, that bid quotation, in each case for the purchase of the applicable foreign currency for U.S. dollars in the aggregate stated principal amount of the ELKS for settlement on the third business day following the date of determination. If the calculation agent is unable to obtain at least one bid quotation, the calculation agent will determine the applicable exchange rate in its sole discretion.

Events of Default

Under the heading "Description of Debt Securities — Events of Default and Waivers" in the accompanying prospectus is a description of events of default relating to debt securities including the ELKS.

Payment upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the ELKS shall have occurred and be continuing, the amount declared due and payable per ELKS upon any acceleration of the ELKS will be determined by the calculation agent and will be an amount in cash equal to the amount payable at maturity per ELKS as described in the relevant terms supplement under the caption "Payment at Maturity," calculated as if the date of acceleration were (a) the valuation date, (b) the final day of the period from but excluding the pricing date to and including the valuation date, if applicable, and (c) the final disrupted valuation date (if the date of acceleration is a disrupted day), which amount will include any accrued and unpaid coupons on the ELKS.

Unless otherwise specified in the relevant terms supplement, upon any acceleration of the ELKS, any coupon will be calculated on the basis of 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous coupon payment date for which a coupon was paid.

If the maturity of the ELKS is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the ELKS as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the ELKS, unless otherwise specified in the relevant terms supplement.

Listing

The ELKS will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the ELKS. The ELKS will be issued only as fully registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully registered global notes certificates, representing the total aggregate stated principal amount of the ELKS, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the heading "Description of Notes — Forms of Notes" and in the accompanying prospectus under the heading "Forms of Securities — Book-Entry System."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the ELKS will be payable and the transfer of the ELKS will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the ELKS. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the ELKS will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The ELKS will be governed by and interpreted in accordance with the laws of the State of New York.

<p style="text-align:center">MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES</p>

The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of the ELKS. It applies to you only if you are an initial investor who purchases an ELKS at its issue price for cash and holds it as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address the U.S. federal income tax consequences of the ownership or disposition of the underlying equity that an investor may receive at maturity. You should consult your tax adviser regarding the potential U.S. federal tax consequences of owning and disposing of the underlying equity.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances or if you are an investor subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;

- a "regulated investment company" as defined in Code Section 851;

- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;

- a dealer in securities;

- a person holding an ELKS as part of a "straddle" or conversion transaction or who has entered into a "constructive sale" with respect to the ELKS;

- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

- a trader in securities who elects to apply a mark-to-market method of tax accounting; or

- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. The effects of any applicable state, local or foreign tax laws and the potential application of the provision of the Code known as the Medicare contribution tax are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative treatments of the ELKS), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

Tax Treatment of the ELKS

Unless otherwise indicated in the relevant terms supplement, insofar as we have tax reporting responsibilities with respect to your ELKS, we expect (in the absence of an administrative determination or judicial ruling to the contrary) to treat them for U.S. federal income tax purposes as units each comprising: (i) an option written by you (which, in either case, we will refer to as the "Option") that requires you (x) in the case of ELKS with trading price monitoring or closing price monitoring, to enter into a forward contract (a "Forward Contract") to purchase the underlying equity from us (or, at our option, receive the cash value) at maturity or (y) otherwise, to purchase the underlying equity from us (or, at our option, receive the cash value) at maturity, in each case under circumstances where you receive at maturity shares of the underlying equity (or the cash value) plus the final coupon and (ii) a deposit of $10 per $10 principal amount of ELKS to secure your potential obligation under the Option (the "Deposit").

Under this approach, a portion of each coupon payment made with respect to the ELKS will be treated as interest on the Deposit, and the remainder as premium paid to you in consideration of your entry into the Option ("Premium"). We will specify in the relevant terms supplement the portion of each coupon payment on the ELKS that we will allocate to interest on the Deposit and to Premium, respectively. At the time of the relevant offering, we may seek an opinion of counsel regarding the tax consequences of owning and disposing of ELKS. In this event, whether or not counsel is able to opine regarding the correctness of the treatment of the ELKS described above, we expect that counsel will be able to opine that the following are the material tax consequences of owning and disposing of the ELKS if the treatment of the ELKS described above is respected, as well as material tax consequences that may apply if it is not respected. The following discussion assumes this treatment is respected, except where otherwise indicated. The relevant terms supplement may indicate other issues applicable to a particular offering of ELKS.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of ELKS that is:

- a citizen or individual resident of the United States;
- a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

ELKS with a Term of Not More than One Year

If the term of the ELKS (including either the issue date or the last possible date that the ELKS could be outstanding, but not both) is not more than one year, the following discussion applies.

Tax Treatment as Units Each Comprising an Option and a Deposit

If the treatment of the ELKS as units each comprising an Option and a Deposit is respected, the following is a discussion of the material U.S. federal income tax consequences of owning and disposing of the ELKS.

Tax Treatment of Coupon Payments. Because the term of the ELKS is not more than one year, the Deposit will be treated as a short-term obligation for U.S. federal income tax purposes. Under the applicable Treasury regulations, the Deposit will be treated as being issued at a discount equal to the sum of all interest payments to be made with respect to the Deposit. Accordingly, accrual-method investors, and cash-method investors who so elect, will be required to include the discount in income as it accrues on a straight-line basis, unless they elect to accrue the discount on a constant-yield method based on daily compounding. Cash-method investors who do not elect to accrue the discount in income currently will be required to include interest paid on the Deposit upon receipt. Additionally, cash-method investors who do not elect to accrue the discount in income currently will be required to defer deductions for interest paid on any indebtedness incurred to purchase or carry their ELKS in amounts not exceeding accrued discount that has not been included in income.

Premium will be taken into account as described below.

Sale or Exchange of the ELKS. Upon sale or exchange of ELKS prior to maturity, you generally will be required to recognize an amount of short-term capital gain or loss equal to the difference between (i) the proceeds received minus the amount of accrued but unpaid discount on the Deposit and (ii) the purchase price you paid for the ELKS minus the total Premium you have received from us. This amount represents the net of the gain or loss attributable to the termination of the Option (or, if a Trigger Event has occurred prior to the sale or exchange, the Forward Contract) and the gain or loss attributable to the sale of the Deposit. You will recognize interest income with respect to accrued discount on the Deposit that you have not previously included in income. A "Trigger Event" occurs if, in the case of ELKS with trading price monitoring, the trading price of the underlying equity, or in the case of ELKS with closing price monitoring, the closing price of the underlying equity has decreased to or below the downside threshold price at any time during the period from but excluding the pricing date to and including the valuation date. You should consult your tax adviser regarding the separate determination of gain or loss with respect to the Option (or Forward Contract) and the Deposit.

Tax Treatment at Maturity. If ELKS are held to maturity and the Option expires unexercised (*i.e.*, you receive a cash payment at maturity equal to the amount of the Deposit plus the final coupon payment, which will be treated as described above), you will recognize short-term capital gain equal to the sum of all Premium payments received.

If you receive the number of shares of the underlying equity equal to the equity ratio (plus the final coupon payment, which will be treated as described above), you will be deemed to have applied the Deposit toward the physical settlement of the Forward Contract (or, in the case of ELKS with single observation monitoring, the Option). In either case, you generally will not recognize gain or loss with respect to the Premium or the underlying equity received. Instead, you generally will have an aggregate basis in the shares of the underlying equity you receive (including any fractional shares) equal to the Deposit minus the total Premium received, and that basis will be allocated proportionately among the shares. Your holding period for the shares of the underlying equity will begin on the day after receipt. With respect to any cash received in lieu of a fractional share of underlying equity, you will recognize short-term capital gain or loss in an amount equal to the difference between the amount of the cash received and the tax basis allocable to the fractional share.

If you receive the cash value (plus the final coupon payment, which will be treated as described above), you will be deemed to have applied a portion of the Deposit toward the cash settlement of the Forward Contract (or, in the case of ELKS with single observation monitoring, the Option). In either case, you will recognize short-term capital gain or loss in an amount equal to the difference between (i) the cash value plus the total Premium received and (ii) the Deposit.

Other Possible Tax Treatments

The IRS might treat the ELKS as indivisible debt instruments, despite the uncertainty as to what you will receive at maturity. In this event, while they would be subject to the general rules applicable to the Deposit that are described above, a number of aspects of this treatment would be uncertain because the amount due at maturity is not fixed. In addition, you could be subject to special reporting requirements if any loss exceeded certain thresholds.

In 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the ELKS would be viewed as similar to the typical prepaid forward contract described in the notice, or whether the scope of the notice extends to short-term instruments such as the ELKS, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ELKS, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for U.S. Holders of the ELKS are the timing and character of income or loss (including whether the Premium might be currently included as ordinary income). You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the ELKS, including possible alternative treatments and the issues presented by this notice.

ELKS with a Term of More than One Year

If the term of the ELKS (including either the issue date or the last possible date that the ELKS could be outstanding, but not both) is more than one year, the following discussion applies.

Tax Treatment as Units Each Comprising an Option and a Deposit

If the treatment of the ELKS as units each comprising an Option and a Deposit is respected, the following is a discussion of the material U.S. federal income tax consequences of owning and disposing of the ELKS.

Tax Treatment of Coupon Payments. Coupons paid with respect to the Deposit will be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of accounting for federal income tax purposes.

Premium will be taken into account as described below.

Sale or Exchange of an ELKS. Upon sale or exchange of an ELKS prior to maturity, you will be treated as receiving a payment of interest equal to any accrued but unpaid coupons on the Deposit. The Deposit will be treated as sold for its fair market value, excluding the value of any accrued but unpaid coupons. The amount of capital gain or loss on the Deposit will equal the amount realized that is attributable to the Deposit (excluding any amount attributable to the accrued but unpaid coupons on the Deposit, which will be treated as a payment of interest), minus your tax basis in the Deposit. That gain or loss will be long-term capital gain or loss if the ELKS was held for more than one year.

If the value of the Deposit on the date of sale or exchange of an ELKS does not exceed the amount realized on the sale or exchange, and, in the case of ELKS with trading price monitoring or closing price monitoring, a Trigger Event has not occurred prior to the sale or exchange, the amount realized that is attributable to the Option, together with the total Premium received over the term of the ELKS, will be treated as short-term capital gain or loss.

In the case of ELKS with trading price monitoring or closing price monitoring, if a Trigger Event has occurred prior to the sale or exchange (and therefore, the Option is deemed to have been exercised), while not clear, any gain or loss attributable to the Forward Contract (i.e. the amount realized that is attributable to the Forward Contract, together with the total Premium received over the term of the ELKS) should be long-term capital gain or loss if you have held your ELKS for more than one year from the date of the Trigger Event.

If the value of the Deposit on the date of sale or exchange exceeds the amount realized on the sale or exchange of the ELKS, you will be treated as having (i) sold or exchanged the Deposit for an amount equal to its value on that date and (ii) made a payment to the purchaser of the ELKS equal to the amount of this excess, in exchange for the purchaser's assumption of the Option (or, if a Trigger Event has occurred prior to the sale or exchange, the Forward Contract). In this case, you will be required to recognize capital gain or loss in respect of the Option (or Forward Contract) equal to the total Premium received over the term of the ELKS minus the amount deemed to be paid by you in exchange for the purchaser's assumption of the Option (or Forward Contract).

Tax Treatment at Maturity. If an ELKS is held to maturity and the Option expires unexercised (*i.e.*, you receive a cash payment at maturity equal to the amount of the Deposit plus the final coupon payment, which will be treated as described above), you will recognize short-term capital gain equal to the sum of all Premium payments received.

If you receive the number of shares of the underlying equity equal to the equity ratio (plus the final coupon payment, which will be treated as described above), you will be deemed to have applied the Deposit toward the physical settlement of the Forward Contract (or, in the case of ELKS with single observation monitoring, the Option). In either case, you generally will not recognize gain or loss with respect to the Premium or the underlying equity received. Instead, you generally will have an aggregate basis in the shares of the underlying equity you receive (including any fractional shares) equal to the Deposit minus the Premium received, and that basis will be allocated proportionately among the shares. Your holding period for the share of the underlying equity will begin on the day after receipt. With respect to any cash received in lieu of a fractional share of underlying equity, you will recognize gain or loss in an amount equal to the difference between the amount of the cash received and the tax basis allocable to the fractional share.

In the case of ELKS with trading price monitoring or closing price monitoring, if you receive the cash value (plus the final coupon payment, which will be treated as described above), you will be deemed to have applied a portion of the Deposit toward the cash settlement of the Forward Contract. In that case, you will recognize capital gain or loss in an amount equal to the difference between (i) cash value plus the total Premium received and (ii) the Deposit. While not clear, the resulting capital gain or loss should be long-term capital gain or loss if you have held your ELKS for more than one year from the date of the Trigger Event.

In the case of ELKS with single observation monitoring, if you receive the cash value (plus the final coupon payment, which will be treated as described above), you will be deemed to have applied a portion of the Deposit toward the cash settlement of the Option. In that case, you will recognize short-term capital gain or loss in an amount equal to the difference between (i) the cash value plus the total Premium received and (ii) the Deposit.

Other Possible Tax Treatments

The IRS might treat the ELKS as "contingent payment debt instruments." In that event, regardless of whether you are an accrual-method or cash-method taxpayer, (i) in each year that you hold your ELKS, you will be required to accrue into income original issue discount on your ELKS at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the ELKS and (ii) any income recognized at maturity or upon sale or exchange of your ELKS (including on receipt of the number of shares of the underlying equity equal to the equity ratio at maturity) will generally be treated as interest income. In addition, you could be subject to special reporting requirements if any loss exceeded certain thresholds. You should consult your tax adviser regarding these issues.

Alternatively, the notice described above in "—ELKS with a Term of Not More than One Year—Other Possible Tax Treatments" may apply to your ELKS. While it is not clear whether the ELKS would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ELKS, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for U.S. Holders of the ELKS are the timing and character of income or loss (including whether the Premium might be currently included as ordinary income).

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of ELKS that is:

- a nonresident alien individual;

- a foreign corporation; or

- a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of the ELKS (including redemption at maturity).

Any income or gain from an ELKS should not be subject to U.S. federal income tax (including withholding tax) if you provide a properly completed IRS Form W-8BEN and these amounts are not effectively connected with your conduct of a U.S. trade or business (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). However, among the issues addressed in the notice described above in "—Tax Consequences to U.S. Holders—ELKS with a Term of Not More than One Year—Other Possible Tax Treatments" is the degree, if any, to which income with respect to instruments described therein should be subject to U.S. withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the withholding tax consequences of an investment in the ELKS, possibly with retroactive effect.

If you are engaged in a U.S. trade or business, and if income or gain from the ELKS is effectively connected with your conduct of that trade or business (and, if an applicable treaty so requires, is attributable to a permanent establishment in the United States), although exempt from the withholding tax discussed above, you generally will be taxed in the same manner as a U.S. Holder. You will not be subject to withholding if you provide a properly completed IRS Form W-8ECI. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of ELKS, including the possible imposition of a 30% branch profits tax if you are a corporation.

Recent Legislation

Recent legislation, as modified by published guidance from Treasury and the IRS, including recently proposed regulations, generally would impose a withholding tax of 30% on payments to certain foreign entities (including financial intermediaries) with respect to certain financial instruments issued after December 31, 2012, unless various U.S. information reporting and due diligence requirements (that are in addition to, and potentially significantly more onerous than, the requirement to deliver an IRS Form W-8BEN) have been satisfied. Pursuant to the proposed regulations, this legislation would apply to payments of U.S.-source interest made after December 31, 2013 and to payments of gross proceeds of the sales of certain financial instruments made after December 31, 2014. This legislation may apply to both the coupon payments on, and gross proceeds from the disposition of, ELKS (or Deposits) issued after December 31, 2012.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, an ELKS is likely to be treated as U.S.-situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in an ELKS.

Backup Withholding and Information Reporting

You may be subject to information reporting. You may also be subject to backup withholding on payments in respect of your ELKS unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed IRS Form W-8 appropriate to your circumstances. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF ELKS ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF ELKS, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities LLC, as agent (an **"Agent"** or **"JPMS"**) and certain other agents that are or may become party to the Master Agency Agreement, as amended or supplemented, from time to time (each an **"Agent"** and collectively with JPMS, the **"Agents"**), each Agent participating in an offering of ELKS, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the stated principal amount of ELKS set forth on the cover page of the relevant terms supplement. Each such Agent proposes initially to offer the ELKS directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMS will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the ELKS, the Agents may vary the offering price and other selling terms from time to time.

Our affiliates, including JPMS, may use this product supplement no. MS-6-I and the accompanying prospectus supplement, prospectus or terms supplement in connection with offers and sales of the ELKS in the secondary market. JPMS or another Agent may act as principal or agent in connection with offers and sales of the ELKS in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

Unless otherwise specified in the relevant terms supplement, there is currently no public trading market for the ELKS. In addition, unless otherwise specified in the relevant terms supplement, we have not applied and do not intend to apply to list the ELKS on any securities exchange or to have the ELKS quoted on a quotation system. JPMS may act as a market maker for the ELKS. However, JPMS is not obligated to do so and may discontinue any market-making in the ELKS at any time in its sole discretion. Therefore, we cannot assure you that a liquid trading market for the ELKS will develop, that you will be able to sell your ELKS at a particular time or that the price you receive if you sell your ELKS will be favorable.

In connection with an offering of the ELKS, JPMS may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position for JPMS. Stabilizing transactions involve bids to purchase the ELKS in the open market for the purpose of pegging, fixing or maintaining the price of the ELKS. Syndicate covering transactions involve purchases of the ELKS in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the ELKS to be higher than it would otherwise be in the absence of those transactions. If JPMS engages in stabilizing or syndicate covering transactions, it may discontinue them at any time.

Certain of the Agents engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

No action has been or will be taken by us, JPMS or any dealer that would permit a public offering of the ELKS or possession or distribution of this product supplement no. MS-6-I or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the ELKS, or distribution of this product supplement no. MS-6-I or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the ELKS, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed that it will not offer or sell the ELKS in any non-U.S. jurisdiction (i) if that offer or sale would not be in compliance with any applicable law or regulation or (ii) if any consent, approval or permission is needed for that offer or sale by that Agent or for or on our behalf, unless the consent, approval or permission has been previously obtained. We will have no responsibility for, and the applicable Agent will obtain, any consent, approval or permission required by that Agent for the subscription, offer, sale or delivery by that Agent of the ELKS, or the distribution of any offering materials, under the laws and regulations in force in any non-U.S. jurisdiction to which that Agent is subject or in or from which that Agent makes any subscription, offer, sale or delivery. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the settlement date for the ELKS will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

Conflicts of Interest

We own, directly or indirectly, all of the outstanding equity securities of JPMS. The net proceeds received from the sale of the ELKS will be used, in part, by JPMS or its affiliates in connection with hedging our obligations under the ELKS. The underwriting arrangements for an offering of the ELKS will comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated Agent of ours may make sales in an offering of the ELKS to any of its discretionary accounts without the specific written approval of the customer.

NOTICE TO INVESTORS

We will offer to sell, and will seek offers to buy, the ELKS only in jurisdictions where offers and sales are permitted. None of the accompanying prospectus supplement and prospectus, this product supplement no. MS-6-I and the terms supplement (each, a **"Disclosure Document"** and, collectively, the **"Disclosure Documents"**) will constitute an offer to sell, or a solicitation of an offer to buy, the ELKS by any person in any jurisdiction in which it is unlawful for that person to make an offer or solicitation. Neither the delivery of any Disclosure Document nor any sale made thereunder implies that our affairs have not changed or that the information in any Disclosure Document is correct as of any date after the date thereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of the Disclosure Documents and the purchase, offer or sale of the ELKS and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the ELKS under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make those purchases, offers or sales.

Argentina

The ELKS have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including, but not limited to, personal offerings, written materials, advertisements, the internet or the media, in circumstances that constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i) Targeted investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii) Investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii) The number of contacted investors should be relatively small.

(iv) Investors should receive complete and precise information on the proposed investment.

(v) Any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi) The documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii) The aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The ELKS will not be offered or sold in or into The Bahamas except in circumstances that do not constitute a "public offering" according to the Securities Industry Act, 1999. The offer of the ELKS, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas. Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any ELKS.

Bermuda

The Disclosure Documents have not been and will not be registered or filed with any regulatory authority in Bermuda. The offering of the ELKS pursuant to the Disclosure Documents to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The ELKS have not been and will not be registered with the "*Comissão de Valores Mobiliários*" — the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the ELKS may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The ELKS are not being offered into Brazil. Documents relating to an offering of the ELKS, including the Disclosure Documents, as well as the information contained therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the ELKS to the public in Brazil.

British Virgin Islands

The ELKS may not be offered in the British Virgin Islands unless we or the person offering the ELKS on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The ELKS may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

The Disclosure Documents and the ELKS have not been and will not be registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of the Disclosure Documents. The ELKS will not be offered or sold, directly or indirectly, in the Cayman Islands.

Chile

The Agents, we and the ELKS have not been and will not be registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the ELKS will not be offered or sold within Chile or to, or for the account of benefit of, persons in Chile, except in circumstances that will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the ELKS, except in circumstances that will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The ELKS will be sold only to specific buyers, each of which will be deemed upon purchase:

(i)   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the ELKS;

(ii)   to agree that it will only resell the ELKS in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the ELKS are transferred a notice substantially to the effect of this selling restriction;

(iii)   to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the ELKS; and

(iv)   to acknowledge that it has not relied upon advice from any Agent and/or us, or our respective affiliates, regarding the determination of the convenience or suitability of ELKS as an investment for the buyer or any other person; and that it has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The ELKS have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*). Therefore, the ELKS will not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the ELKS are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the ELKS must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the ELKS should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to:

(i)   any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements;

(ii)   any offer or sale of the ELKS at offices or branches open to the public;

(iii)   use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the ELKS; or

(iv)   use (a) non-solicited emails or (b) email distribution lists to market the ELKS.

The Disclosure Documents are for your sole and exclusive use, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant thereto and represent that you are the sole liable party for full compliance with those laws and regulations.

Costa Rica

The ELKS may not be offered or sold, directly or indirectly, to any person within the Republic of Costa Rica, in circumstances that require the issuer or offeror and the ELKS to be authorised by the Superintendencia General de Valores. Any offering, express or implicit, that seeks to issue, negotiate or sell securities among public investors, is deemed under Costa Rican law (Ley Reguladora del Mercado de Valores, N° 7732, and its Regulations) as a public offering, which requires the issuer or offeror and the ELKS to be authorised by the Superintendencia General de Valores. A public offering is any invitation or transmission by any means to the public or determined groups of persons exceeding 50 potential investors. A public offering is presumed when made through public or collective means of communication (mass media), such as press, radio, television and internet, or when the offering includes standardized securities.

Accordingly, each Agent has represented and agreed that (i) it is appropriately registered with the Superintendencia General de Valores, (ii) it has not offered or sold and will not offer or sell, directly or indirectly, any ELKS to the public in Costa Rica and (iii) that sales of the ELKS in Costa Rica will be placed or negotiated only on an individual basis with private investors, limited to a maximum 50 investors. Each Agent will evidence in writing, for each offering, compliance with the above requirements by means of an affidavit, a party declaration or any form of express acknowledgement. Each Agent has acknowledged that it is registered as a financial intermediary with the Superintendencia General de Valores, and that the Disclosure Documents have not been filed with the Superintendencia General de Valores and, therefore, it is not intended for any public offering of the ELKS in Costa Rica within the meaning of Costa Rican law.

El Salvador

The ELKS may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the ELKS to indeterminate individuals, nor will it make known any Disclosure Document in the territory of El Salvador through any mass media communication such as television, radio, press or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, that are not directed to the Salvadoran public. The offering of the ELKS will not be registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of ELKS in the Republic of El Salvador will be negotiated only on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and will, in any event, be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it will not make an offer of the ELKS to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ELKS to the public in that Relevant Member State:

(i)   at any time to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(ii)   at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Agent; or

(iii)   at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no offer of ELKS will require us or any Agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of the ELKS to the public" in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ELKS to be offered so as to enable an investor to decide to purchase or subscribe the ELKS, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

Each Agent has represented and agreed that:

(i)   it will not offer or sell in Hong Kong, by means of any document, the ELKS (except for ELKS which are a "structured product" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) other than (a) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance; or (b) in other circumstances that do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or that do not constitute an offer to the public within the meaning of that Ordinance; and

(ii)   it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the ELKS that is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ELKS that are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of the ELKS that would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The ELKS have not been and will not be registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. The Disclosure Documents may not be publicly distributed in the United Mexican States. The ELKS may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

Each Agent has represented and agreed that with effect from and including January 1, 2012, it will not make an offer of ELKS that are the subject of the offering contemplated by the Disclosure Documents to the public in The Netherlands in reliance on Article 3(2) of the Prospectus Directive if and to the extent article 5:20(5) of the Dutch Financial Supervision Act (Wet op het financieel toezicht, the "DFSA") will be applied, unless such offer is made exclusively to qualified investors in The Netherlands as defined in the Prospectus Directive, *provided* that no offer of the ELKS will require us or any Agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expressions (i) an "offer of ELKS to the public" in The Netherlands; and (ii) "Prospectus Directive" have the meaning given to them above under the section entitled "European Economic Area."

Panama

The ELKS have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The ELKS do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The ELKS have not been and will not be registered with or approved by the regulator of the Peruvian securities market or the stock exchange. Accordingly, the ELKS will be offered only to institutional investors (as defined by the Peruvian Securities Market Law — "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 — Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the ELKS shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

None of the Disclosure Documents has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Disclosure Documents and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ELKS may not be circulated or distributed, nor may the ELKS be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or to any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ELKS are subscribed or purchased under Section 275 of the SFA by a relevant person, which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust will not be transferred within six months after that corporation or that trust has acquired the ELKS pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) as specified in Section 276(7) of the SFA.

Switzerland

The Disclosure Documents are not intended to constitute an offer or solicitation to purchase or invest in the ELKS described therein. The ELKS may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither the Disclosure Documents nor any other offering or marketing material relating to the ELKS constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or the Swiss Collective Investment Scheme Act, and neither the Disclosure Documents nor any other offering or marketing material relating to the ELKS may be publicly distributed or otherwise made publicly available in Switzerland.

Neither the Disclosure Documents nor any other offering or marketing material relating to us, the offering or the ELKS have been or will be filed with or approved by any Swiss regulatory authority. The ELKS are not subject to the supervision by any Swiss regulatory authority, *e.g.*, the Swiss Financial Markets Supervisory Authority (FINMA), and investors in the ELKS will not benefit from protection or supervision by any such authority.

United Kingdom

Each Agent has represented and agreed that:

(a) in relation to any ELKS that have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the ELKS other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the ELKS would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the ELKS in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ELKS in, from or otherwise involving the United Kingdom.

Uruguay

The offering of ELKS in Uruguay constitutes a private offering and each Agent has agreed that the ELKS and we will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The ELKS will not be registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and will not be publicly offered in Venezuela. No document related to the offering of the ELKS shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the ELKS may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "**ERISA Plans**") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the ELKS. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "**Code**") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "**Plans**"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans. Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the ELKS by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless statutory or administrative exemptive relief were available.

Certain prohibited transaction class exemptions ("**PTCEs**") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the ELKS. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the ELKS and related lending transactions, provided that neither the issuer of the ELKS nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "service provider exemption"). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the ELKS.

Accordingly, the ELKS may not be purchased or held by any Plan, any entity whose underlying assets include "**plan assets**" by reason of any Plan's investment in the entity (a "**Plan Asset Entity**") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the ELKS will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the ELKS or any interest therein will be deemed to have represented by its purchase or holding of the ELKS that (a) it is not a Plan and its purchase and holding of the ELKS is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the ELKS will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) ("**Non-ERISA Arrangements**") are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the ELKS shall be required to represent (and deemed to have represented by its purchase of the ELKS) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the ELKS on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The ELKS are contractual financial instruments. The financial exposure provided by the ELKS is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the ELKS. The ELKS have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the ELKS.

Each purchaser or holder of any ELKS acknowledges and agrees that:

(i) the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the ELKS, (B) the purchaser or holder's investment in the ELKS, or (C) the exercise of or failure to exercise any rights we have under or with respect to the ELKS;

(ii) we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the ELKS and (B) all hedging transactions in connection with our obligations under the ELKS;

(iii) any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv) our interests are adverse to the interests of the purchaser or holder; and

(v) neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the ELKS has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the ELKS does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any ELKS to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment is appropriate for, or meets all relevant legal requirements with respect to investments by, Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.